SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 10-SB
                               Amendment No. 1


                 General Form for Registration of Securities
           Of Small Business Issuers under Section 12(b) or (G) of
                     The Securities Exchange Act of 1934


                            RPM Technologies, Inc.
                            ----------------------
                       (Name of Small Business Issuer)


          Delaware                                        36-4063661
  (State of Incorporation)                           (IRS Employee ID No.)


                21061 West Braxton, Plainfield, Illinois 60544
                ----------------------------------------------
           (Address of Principal Executive Offices, with Zip Code)


                                (815) 293-1190
                  Issuer's Telephone Number, with Area Code


         Securities to be Registered under Section 12 (b) of the Act:

                  Title of each class Name of each exchange on which to be registered each class is to be registered:


         Securities to be Registered under Section 12 (g) of the Act:

                                 COMMON STOCK
                                Title of Class

                              TABLE OF CONTENTS

Part I.......................................................................1
                                                                             -
      Item 1: Description of Business .......................................1
                                                                             -
            A. Business Development and Summary .............................1
                                                                             -
            B. Business of Issuer............................................1
                                                                             -
                  (1) Overview...............................................1
                                                                             -
                  (2) The Pallet Industry....................................2
                                                                             -
                  (3) Pallet Users...........................................2
                                                                             -
                  (4) Types of Pallets and Related Services..................3
                                                                             -
                  (5) Outsourced Manufacturing...............................4
                                                                             -
                  (6) Raw Materials; Recycling...............................5
                                                                             -
                  (7) Unique Competitive Advantages .........................5
                                                                             -
                  (7a) Processing and Manufacturing Advantages...............5
                                                                             -
                  (7b) Product Advantages....................................6
                                                                             -
                  (7c) Cost - Benefit Analysis...............................7
                                                                             -
                  (8) Sales and Marketing....................................8
                                                                             -
                  (8a) Sales Agents & Distributors...........................8
                                                                             -
                  (8b) Leasing Option........................................9
                                                                             -
                  (8c) Recycle Program.......................................9
                                                                             -
                  (8d) Trial Order Program...................................9
                                                                             -
                  (8e) Directed Marketing Plans.............................10
                                                                            --
                  (9) Operations and Employees..............................11
                                                                            --
                  (10) Proprietary Technology ..............................11
                                                                            --
                  (11) Competition..........................................12
                                                                            --
      Item 2.  Management's Discussion and Analysis or Plan of Operation....13
                                                                            --
            Plan of Operation...............................................13
                                                                            --
            Research and Development........................................14
                                                                            --
            Results of Operations...........................................14
                                                                            --
            Liquidity and Capital Resources.................................15
                                                                            --
            Need for Future Financing.......................................16
                                                                            --
      Item 3.  Description of Property......................................18
                                                                            --
      Item 4.  Security Ownership of Certain Beneficial Owners and Management18
                                                                             --
      Item 5.  Directors, Executive Officers, Promoters, and Control Persons19
                                                                            --
      Item 6.  Executive Compensation.......................................21
                                                                            --
            Board Compensation..............................................21
                                                                            --
            Options/SAR Grants in Last Fiscal Year..........................22
                                                                            --
            Bonuses and Deferred Compensation...............................22
                                                                            --
      Item 7.  Certain Relationships and Related Transactions...............22
                                                                            --
      Item 8.  Description of Securities....................................23
                                                                            --
            Common Stock....................................................23
                                                                            --

PART II.....................................................................23
                                                                            --
      Item 1.  Market Price of and Dividends on the Registrant's
            Common Equity and
            Other Shareholder Matters.......................................23
                                                                            --
            Dividend Policy.................................................24
                                                                            --
            Transfer Agent..................................................24
                                                                            --
      Item 2.  Legal Proceedings............................................24
                                                                            --
      Item 3.  Changes in and Disagreements with Accountants................24
                                                                            --
      Item 4.  Recent Sales of Unregistered Securities .....................24
                                                                            --
      Item 5. Indemnification of Directors and Officers.....................26
                                                                            --

PART F/S....................................................................27
                                                                            --
      Item 1. Financial Statements..........................................27
                                                                            --

PART III - EXHIBITS.........................................................27
                                                                            --
      Item 1. Index to Exhibits.............................................27
                                                                            --

INDEX TO EXHIBITS...........................................................28
                                                                            --

Part I

Item 1: Description of Business

A. Business Development and Summary

RPM Technologies, Inc., formerly known as Mann Enterprise, Inc. (the "Company") was incorporated in the state of Delaware on April 10, 1996. The Company did not conduct material operations until March 17, 2000, when it acquired RPM Technologies, Inc., a Colorado corporation ("RPMC"). RPMC became a subsidiary of the Company pursuant to a stock-for- stock exchange when the Company exchanged 11,000,000 million shares of its common stock for 100% of RPMC. On April 17, 2000, the Company collapsed the RPMC subsidiary when RPMC was merged into the Company, and the Company adopted its current name, RPM Technologies, Inc.

RPMC has engaged in the business of developing, producing and marketing plastic pallets since its inception in December 1997. Because the Company did not conduct material operations prior to its acquisition of RPMC, the term "Company" will hereafter refer to the operations of RPMC, unless otherwise specified.

On January 4, 1999, the Company entered into an Asset Purchase Agreement by which it acquired rights to the designs, engineering, production and sales of the plastic pallets of Savoia Corporation, a Delaware corporation, in exchange for 4,086,957 shares of the Company's Common Stock. These shares were valued at $470,000, or $0.115 per share, which represented the actual research and development expenses incurred by Savoia in the development of the plastic pallet design. The value of the shares is believed to represent market value for the assets acquired.

B. Business of Issuer

(1) Overview

The goal of the Company has always been to manufacture and market plastic pallets and other material handling products from recycled plastic materials (hence "RPM"). Although the Company does not currently manufacture the plastic pallets itself, it has developed what it believes to be a proprietary processing system of producing stronger, more desirable, and more cost-effective plastic pallets than common wood pallets currently on the market today. The pallets are made from recycled plastic and overcome many of the drawbacks associated with wood pallets, such as limited durability, heaviness, the potential for injuries caused by puncture wounds from nails, and environmental concerns.

The vast majority of the Company's time and efforts has been devoted to market and product research, product design and development, preparation of marketing plans and strategies, and obtaining the financing necessary to expand operations. Only limited production has occurred and the Company has insubstantial assets, made limited sales, and is considered to be in the

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development stage.

A pallet is a portable platform designed to accommodate the storing or moving of cargo or freight. Pallets have been used for decades as an efficient method for handling many different types of materials. Until recently, pallets have primarily been manufactured from wood. The plastic pallet industry began in the 1980's in response to the need for lighter-weight pallets that met environmental regulations and concerns. Many early plastic pallet manufacturers entered the market when existing wood pallet customers requested a plastic pallet that would meet their specific applications. Most of the early manufacturers were local plastic products suppliers who did not possess a national sales/distribution network.

(2) The Pallet Industry

The size of the pallet industry has been difficult to gauge due to a lack of standard information. However, The Wall Street Journal, on April 1, 1998, reported that 1.5 billion wood pallets are currently in use in the United States. Additionally, in the National Wooden Pallet and Container Association publication, the US Forest Service stated that approximately 400 million new wood pallets are purchased in the United States each year. Taking the more conservative of these two figures and employing an average selling price of $9.00 per pallet, the Company believes the wood pallet manufacturing and sales business approximates $4 billion in annual revenues.

Wood pallets currently comprise the vast majority of the entire pallet industry. Based upon our review of industry documentation and our internal telephone survey of 25 plastic pallet manufacturers, we estimate that plastic pallets constitute approximately 6% of the total pallets used in the United States.

The pallet industry has experienced significant change and growth during the past several years as businesses seek to improve the logistical efficiency of their manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. Based on information received and reviewed, the Company believes damages caused by faulty wood pallets result in material losses to wood pallet users. Wood pallets breaking under their load are the cause of this damage and also result in loose splinters and nails contributing to employee injuries. The durability of plastic pallets, therefore, may provide the Company an edge in this market.

(3) Pallet Users

Pallets are used in virtually all industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

Wood pallets are sold in two grades. Grade one is required, pursuant to FDA regulations, for

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shipping edible and healthcare related products. A grade one pallet must be new.
Grade one pallets cost 20% to 40% more than grade two pallets, which are generally "used" pallets. All of the Company's pallets can be classified as grade one pallets. Therefore, the Company's target sales market consists of grocers, bottlers, distributors, and packaged goods manufacturers who have traditionally used grade one wood pallets.

The target market for the Company's products also includes those entities that use grade two pallets as a core element of operations. The Company believes these businesses can realize savings by investing in fewer higher priced, higher quality plastic grade one pallets than the lower priced, lower quality wood pallets. Although such savings cannot be assured, the Company intends to pursue this marketing strategy as extensively as its limited budget allows.

(4) Types of Pallets and Related Services

Pallets come in a wide range of shapes and sizes, depending on the purpose and use. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40" x 48" pallet, and this has essentially become the standard pallet size in most industries in the United States.

Block edge, rackable pallets are heavy-duty pallets with nine (9) blocks between the pallet decks allowing for true four-way entry by forklifts, pallet trucks, and pallet jacks. These types of pallets are often used to transport goods from manufacturers to distribution centers where they are racked. Nestable pallets are easily converted into rackable pallets through the addition of an easily added single component. "Feet" are added to nestable pallets to create rackable pallets that can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

The Company has successfully developed the following types of pallets, which are now being offered for sale to markets throughout North America:

      (i.) The RPM Heavy Duty Nestable Pallet measures 40" x 48" and can handle a 10,000 lb. static load capacity and a 2,400 lb. dynamic load capacity. One-piece construction insures durability and ease of use with true four-way forklift and pallet jack entry. The RPM Nestable Plastic Pallet is nestable at a 2:1 ratio.

      (ii.) The RPM Plastic Beverage Pallet can handle a 30,000 lb. static load and 3,000 lb. dynamic load. It has four-way forklift entry and measures 44" x 56".

      (iii.) The RPM Plastic Utility Pallet is an all-purpose pallet that measures 40" x 48", has a static load capacity of 15,000 lb. and a dynamic load capacity of 2,500 lb.

      (iv.) The RPM Rackable Pallet has 40" x 48" dimensions and has load capacities of 15,000 lb. static and 3,000 lb. dynamic.

The Company has the capability of producing other high-grade, low-cost plastic pallets in most common pallet sizes and configurations, including both rackable and nestable pallets. Our recycled plastic pallets can be made to specification, including color variations and logo inscription. Such modifications typically result in an approximate 10% surcharge. Special standard features include a non-slide, sure-grip surface and bottom texture to eliminate sliding pallets and shifting loads. An interlocking, nesting feature saves space and facilitates easier shipping and storage. Strategically placed drainage holes enable easy cleaning. Undesirable characteristics such as leeching, color-transfer and odor retention do not exist with our pallets.

The Company is currently in the final stages of design and  engineering  of four
(4) additional pallets, including two (2) rackable pallets and one specifically designed for the automotive industry.

The only non-pallet product that the Company currently offers is a Dual-Lift QuickSet Forklift Attachment for shippers. The forklift attachments are made on a one-at-a-time production schedule and customized where appropriate to adapt to the customer's forklifts. We can produce and deliver these attachments with seven days lead-time. Five units have been sold thus far to three customers.

(5) Outsourced Manufacturing

The Company does not own or operate any manufacturing facilities. All manufacturing and assembly of the Company's pallets is outsourced and currently achieved by one independent contractor, Polytek Manufacturing, Inc., in Wheaton, Minnesota, which utilizes large-scale industrial facilities, replete with a variety of presses and equipment. The Company owns its own pallet molds and has Polytek use them in production. Our contractual relationship with Polytek is, in the Company's opinion, customary in the plastic injection-molding field and provides an ability to utilize other manufacturers if sales volumes increase or other factors dictate. The Company has the right to engage other manufacturers at any time. Contacts with manufacturers throughout the United States also allow the Company greater flexibility in providing delivery and shipping savings to potential clients located in different areas. Polytek and the others from whom the Company has received quotes have agreed to manufacture the Company's pallets at a fixed price per pallet. Polytek has given us a firm quote to manufacture our pallets, but we do not have a formal binding contract, which we believe is normal and customary in the molding industry.

We have made preliminary arrangements, but are still in the negotiation stage, with certain other injection molders and manufacturers who have indicated their willingness to devote one or more of their injection molding machines to the manufacture of our products. We will only enter into additional contracts when we accept their unit price, delivery terms and ability to utilize our technology, and this contract will be a firm quotation for producing our pallets.

Outsourcing allows the Company to avoid numerous costs associated with managing and operating a manufacturing facility. Outsourcing has also significantly reduced the Company's start-up costs. For example, the costs of the Company's molds were approximately $400,000, which is much less than the typical $5-10 million required to build a facility suitable to accommodate injection molding and manufacturing.

A disadvantage with outsourcing is the lack of control over the manufacturing process and the facility. The inability to oversee unique client demands may compromise the Company's operations. While we have not experienced any of these problems thus far, such problems may occur in the future. In the event we face these problems, we intend to resolve them by providing our existing molds to other contract manufacturers who will then serve our manufacturing needs. The only form of control the Company possesses over Polytek is its contacts with a number of other similarly situated contractors located in Illinois, Ohio, Kansas, Indiana and Canada who are ready, willing and able to replace Polytek, if, for example, Polytek does not perform to the Company's satisfaction.

Our forklift attachment is currently being manufactured on an order-by-order basis by Assured Welding & Mfg. Co., Schiller Park, Illinois, and Advanced Welding & Manufacturing, Inc., Orlando, Florida. These units are "customized" to adapt to the particular forklift employed by the customer.

(6) Raw Materials; Recycling

The Company's pallet manufacturer, Polytek, orders raw materials that the Company specifies as appropriate for molding its products. There is no shortage of recyclable material and no shortage is anticipated. Major recyclers, large hospital corporations, local government officials, major manufacturers and other public and private organizations are enthusiastic at the prospects of a local market for recyclable plastic and have expressed interest in providing raw materials to the Company. The volume of plastics these organizations generate far exceeds our requirements. These materials are purchased at rates ranging from $0.05 to $0.32 a pound. In some cases, these materials are obtained at no charge, with costs limited to cartage and processing.

(7) Unique Competitive Advantages

We believe our processing and manufacturing techniques are in the forefront of existing technology and we will therefore be able to outperform our competition. Our advantages are discussed in three categories: (7a) our processing and manufacturing advantages; (7b) the advantages of our proprietary plastic pallet as compared to other pallets; and (7c) a cost - benefit discussion of the price of our pallets compared to wood pallets and other plastic pallets.

(7a) Processing and Manufacturing Advantages

Our system's ability to accept plastic material from a variety of sources ensures an abundant supply of low-cost raw materials. Our process produces lower cost plastic pallets than our competitors due to: (1) lower utility costs; (2) lower material costs; (3) lighter weight pallets; (4) predictable and consistent quality; and (5) faster cycle of production.

The Company believes the conversion feature of its pallet enables the nestable pallet to be easily transformed into a rackable pallet by the addition of one component. The tops and bottoms are approximately the same size and are locked into position with a simple snap-lock appendage creating a rackable pallet. This convertibility reduces mold costs and facilitates improved production time, thereby increasing profit margins.

The Company's manufacturing process is cost-effective because it enables contract manufacturers to accept raw materials in a variety of forms, including regrind, post-industrial scrap, post-institutional recyclable plastic, and off-grade virgin resin. Quality control is assured by an ongoing measurement of resin content, ensuring that each batch conforms to the Company's resin specifications.

Equally significant is the proprietary manufacturing process purchased from the Savoia Corporation which utilizes an additive that transforms previously incompatible scraps of plastic into a homogeneous blend that flows evenly into the molds. The Company's technology allows for the use of a mix of recyclable plastic materials, which enhances the economic and structural integrity of the pallet. Raw materials used typically consist of HDPE, PPO, Polypropylene and PET in a variety of formulations.

The Company's pallets are based upon proprietary designs that enable the molder to accept and process most high-density plastic materials. A thermoplastic additive, developed by independent and unrelated scientists, enables the amalgamation of chemically incompatible polymers. The additive acts as a catalyst to make commingled dissimilar polymers compatible, which would normally have little or no affinity for each other. It reduces melt viscosity and acts as a wetting agent for inorganic substances.

Tests on the thermoplastic additive performed by the Company under laboratory conditions have indicated a marked improvement in bonding. The additives used by the Company enable polymers to be molded at lower processing temperatures and also serve as a filler or extender to thermoplastics, thereby lowering the cost of the end product. The Company also believes that the additive permits a significant reduction in raw material and processing costs while producing an end product of superior strength and durability.

The Company and its independent manufacturer keep abreast of developments in the additive field and evaluate new additives to determine their effectiveness and applicability to the Company's manufacturing process.

(7b) Product Advantages

Our nestable pallet weighs considerably less than a wood pallet of comparable size. For example, the Company's nestable 40" x 48" pallet weighs approximately 20 pounds, while a wood pallet of similar dimensions weighs approximately 45 pounds. Shippers that use plastic pallets thus immediately realize significant freight and shipping savings.

The interlocking, nesting feature also permits more of the Company's pallets to be shipped in a container or trailer. Wood pallets are typically stacked one atop the other with no accommodations for nesting. Additionally, the Company's pallets will be specifically designed to eliminate sharp edges, burrs and other protuberances that make wood pallets difficult to handle and cause worker injuries.

The Company's pallets are worker friendly. Our plastic pallets are lightweight and molded with smooth surfaces. Many workmen's compensation claims are known to arise from handling wood pallets. Some shippers require that two workmen handle a wood pallet. Splintering, gouging, or puncture wounds from nails or sharp edges are eliminated by utilization of our pallets.

Finally, the Company's pallets are environmentally friendly and contribute to the nation's recycling efforts. The use of plastic allows the Company to recycle older pallets and save on disposal costs. Disposal costs, not only to the Company, but to society in general, are reduced because plastic waste does not always end up in landfills. On the other hand, wood pallets deplete our forests and present a serious disposal problem for many communities. Additionally, wood pallets have been identified as harboring vermin, bacteria and insects. In contrast, RPM pallets resist contamination and can be easily cleaned. They are scuff-resistant and will not leech, absorb odors or lose color.

(7c) Cost - Benefit Analysis

Plastic pallets have not significantly penetrated the pallet market, due in part to their cost. Heavy-duty plastic pallets typically cost $45-$100, whereas heavy-duty wood pallets typically cost approximately $20 and less sturdy wood pallets typically cost $8-$11. Based on results of a Company telephone survey of 25 plastic pallet manufacturers, the price of the Company's pallets, ranging between $15-$39, is significantly below the industry average.

As stated in Pallet Enterprise, October 1997, wood pallets would only make approximately seven trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy-duty plastic pallets, as currently manufactured, have a useful life of approximately 75 trips. As such, we predict that as the price of plastic pallets decreases as a result of improved technology or sales volumes, an increasing number of users will switch from wood to plastic.

With an average selling price of $15 or less per pallet, depending on the quantity ordered, the Company's nestable pallet competes directly with Grade One wood pallets and is considerably less than most plastic pallets currently being produced. The same is true for the rackable pallet. When evaluating pallet cost, an RPM plastic pallet initially costs more but, its value lies in the cost per trip concept, where it is much less expensive on a per shipment basis. For example, a grade one wood pallet, which typically costs about $10.00, is useable for six or seven trips. Plastic pallets are much stronger and more durable and will often last for 75 trips. Pallet Enterprise, October 1997, estimates that a wood pallet makes approximately five trips before needing repair while a plastic pallet would make 75 such trips. An example of the cost per use of plastic pallets relative to wood pallets is outlined in Pallet Enterprise. Applying the same analysis to the Company's pallets yields a similar result.

The Company's nestable pallet will cost shippers approximately $15 per pallet. The pallet will be sold for $14 FOB plant of origin. Adding $1 to each pallet as a freight factor, resulting in an end-selling price of $15. On the basis of cost-per-trip, which is one of the criteria many shippers consider, a wood pallet costs shippers $1.43 ($10 divided by 7) per trip, while an RPM plastic pallet costs a relatively small $0.20 per trip ($15 divided by 75). This significantly lower cost per use is a distinct advantage for the Company's products.

It is common for businesses that use pallets to ship goods and never receive the pallet back or receive any value for the pallet. As a result, many of these businesses view pallets as a shipping expense rather than a usable asset. We believe that our recycle program, which provides credit when our clients return broken or unusable plastic pallets, will improve the level of service and will reduce the complexity of managing the sourcing, retrieval and repair of pallets for these multi-location companies. The Company expects this, in turn, to enable pallet users to view pallets as an asset to be retained rather than an expense to be incurred.

Of equal importance is pallet serviceability. The Company's pallet supports more weight, carries a heavier dynamic load, and will not break down during normal usage. It also weighs less than a wooden pallet, which means more pallets can be shipped at a lesser weight. It has structural integrity and is capable of supporting more weight than a comparable wood pallet. It is estimated that one 40" x 48" RPM pallet will accommodate a 2,500 pound dynamic load. Management believes that no other plastic pallet currently in the marketplace competes in the price/strength category. A competitive plastic pallet, capable of bearing similar or heavier loads, will cost shippers between $30 and $70 each.

(8) Sales and Marketing

We intend to sell a nestable plastic pallet for approximately $15 to compete directly with the $10 - $14 grade one wood pallet and other plastic pallets that range in price from $25 to $50. Sales and marketing strategies include the Company's logo and toll free telephone number being embossed on each pallet sold to facilitate re-ordering, which should enable returns for recycling and establish brand identity.

(8a) Sales Agents & Distributors

We have identified and appointed a number of sales agents and distributors that will present the Company's product line to a wide variety of shippers throughout most of the US. The Company has a signed agreement with one distributor in Chicago, and has other agreements pending with two other distributors, and has agreements with four sales agents in the Midwest. All of our sales agents are independent contractors that sell our products on a commission basis, which reduces our overhead. Distributors are intermediaries that resell our products to their customers on a commission basis.

All sales agents and distributors for the Company are independent contractors who have signed the Company's standard independent contractor's agreement. They bear all expenses unless otherwise agreed upon by the Company and are paid commissions that range from 5% to 10% of gross sales made by their organizations. Each independent contractor agreement outlines the sales agent's duties and areas of responsibility and specifies what the Company offers in return. The term of such agreement is normally five (5) years. The Company can cancel the agreement at any time for non-performance with no obligation of any kind aside from paying commissions on sales made prior to the cancellation of the agreement.

All sales agents and distributors are expected to adhere to the Company's selling and pricing strategies. This includes a confidential price list that establishes pricing for various classes of buyers. The Company anticipates providing each distributor with a protected territory and will refer all queries from users within such territory to this local distributor.

(8b) Leasing Option

The Company has also formed a relationship with a national leasing company to provide pallet leasing. Some large shippers prefer leasing pallets as opposed to buying them, and by offering the lease option, the Company believes it can increase pallet orders. We have made arrangements to offer leasing to these shippers through this leasing company which plans on structuring a pallet lease based upon the credit worthiness of the lessee. In effect, we would be paid in full for the amount of the pallets leased at the time they are delivered, and the lessee makes monthly payments, which would include interest for the lessor's efforts, for the term of the lease. We have no formal agreement with the leasing company but are confident we will continue this relationship, which is their standard business practice. However, no assurances can be provided that we will ever lease any pallets.

(8c) Recycle Program

The Company has established a recycle program in an effort to increase sales by granting credit to customers who return unusable or damaged pallets. Pursuant to this program, which is only available to those customers that buy in truckload quantities, after the Company delivers new pallets to the client, it will accept and dispose of the client's unusable plastic pallets.

Because an unusable plastic pallet possesses valuable resin content, plastic pallets can be recycled by regrinding and remolding. In determining the amount of credit provided to a customer, we estimate the current market price for un-ground plastic parts, deduct the freight charges to ship it to a grinder and credit the customer with a portion of the balance valid on its next order.

For example, if a customer returns 100 pallets at 20 lb. per pallet, when the price of recyclable resin is $0.20 per pound, he would receive a $400 credit on his next purchase (100 pallets X 20 lbs./pallet = 2,000 X $0.20/lb of resin = $400). The Company will accept any plastic pallet the customer elects to return, regardless of how long it has been in use, who produced it or its condition.

(8d) Trial Order Program

The Company offers potential customers a trial order. This occurs when a large pallet user wants to try the Company's pallet in actual warehouse conditions before it commits to a larger purchase. The Company conditionally sells the prospect a small number of pallets at the truckload price and invoices the prospect, with payment contingent upon subsequent acceptance. If the prospect likes the pallet, and orders additional ones, he is billed for the trial order. If the prospective customer decides against using the pallets, there is no charge for the initial order. The Company retrieves pallets that are not acceptable to the shipper.

(8e) Directed Marketing Plans

In the 2nd and 3rd Quarters of 2001, contingent upon adequate funding, the Company plans to effect the following marketing activities which are set forth in order of importance. Therefore, the first activity listed is believed to be the most important to the Company and is scheduled to be effected as soon as sufficient funding or revenues are secured, which may never happen:

      o launch a targeted direct mail program to pallet buyers in a wide cross-section of industries in the U.S. and Canada. Recipients' names will be given to RPM sales agents for follow-up.

       o produce a video presentation of our pallets, featuring their characteristics and benefits, summarizing test results, and showing the pallet subjected to a variety of in-use tests. Computer-generated graphics, in tape and CD ROM formats, will show the pallet in actual application situations. This will be part of the sales kit used by sales agents and Company management in making sales presentations.

       o join selected trade organizations that serve the material handling industry, and participate in national and international trade shows.

       o place trade advertisements in selected trade journals that are circulated to materials handling personnel, plant managers and purchasing agents. Following additional funding, an advertising agency will be retained to provide these services.

       o sponsor seminars and/or trade conferences in key markets where purchasing customers will be invited to luncheon presentations on contemporary materials handling and shipping techniques. RPM pallets will be featured, showing the savings realized by shipping goods on the lighter, more durable plastic pallet.

       o conduct an in-house telemarketing program to contact prospective pallet buyers. Leads generated from this medium will be referred to the appropriate sales agents and distributors.

      o prepare technical bulletins and manuals that present and illustrate the features of our pallets.

       o implement a high-tech customer service department that will feature just-in-time deliveries and provide technical information through our toll free telephone numbers.

       o retain a public relations firm or publicity agent to generate product-use stories and features in selected trade and business publications.

       o prepare press kits with photo-caption stories and reprints of these stories will be used in direct mail campaigns and agents sales kits.

       o develop and promote a website, www.rpmplasticpallets.com, which is currently under construction and being re-designed to function as an interactive, e- commerce-ready site. Sales will not be developed until such time as the Company has the funds to vigorously promote and advertise its site. A goal of such site will be to accept and process orders electronically.

(9) Operations and Employees

The Company currently has four (4) employees and/or officers. These employees are experienced in materials handling and plastic pallet operations. During the initial design and engineering phases of the products, the Company has maintained a low overhead and will continue to do so until manufacturing and sales are substantially underway. Additional staffing will occur on an as-needed basis, dictated by the sales volume achieved.

(10) Proprietary Technology

The Company's manufacturing and plastic pallet processing systems and their development efforts involve confidential operating systems and procedures, which are considered proprietary information owned by the Company, even though they are not considered by the Company to be capable of patent protection. The Company acquired the bulk of its proprietary technology pursuant to an Asset Purchase Agreement with the Savoia Corporation on January 4, 1999.

The Company believes it has intellectual property rights in its pallet processing system, although it has no verification of such except for its trade secrets and related materials, and can give no assurances that the processing system can withstand any threat of infringement. These rights are protected by non-disclosure and non-competition agreements, which have been executed by the Company's sales agents, distributors and employees. The material terms of these agreements prohibit divulging marketing strategies, names of prospects and customers or manufacturing or operational techniques or procedures to any third party without the written consent of the Company.

Until December 1997, the Company possessed certain patent rights for an attachment to a forklift, which the Company currently uses. This attachment allows handling of two loaded pallets side by side, applicable for forklifts and has a capacity of 10,000 pounds. The Company let this patent expire because the attachment was secondary to the pallet research and development and financing requirements. Although the Company has re-applied for similar patent protection in 2000, and management believes this will be approved sometime during 2001, no such assurances can be given that such patent will ever be approved.

(11) Competition

The Company will compete directly with manufacturers of wood and plastic pallets through its marketing program that educates, informs and clearly delineates the superiority of its pallets versus a traditional wood pallet.

Despite the Company's perceived competitive advantages, the plastic and wood pallet markets, and the market for materials handling and related services are extremely competitive, and there are no substantial barriers to entry.

The Company has identified approximately thirty-five companies that are currently producing some type of plastic pallet, and the Company expects that competition will intensify in the future. The majority of these manufacturers are believed to be selling to a limited market in direct response to special orders, which is thought to result in higher costs and prices. Two direct competitors producing large-scale plastic pallets include Orbis, Inc. in Oconomowoc, Wisconsin, and Buckhorn, Inc. in Milford, Ohio.

There are currently several Fortune 1000 companies engaged in the production and sale of wood and plastic pallets. The Company believes that its ability to compete successfully depends on a number of factors, including the availability of capital, the quality of its supplier services, the Company's ability to make acquisitions of other plastic and/or pallet-producing companies, the pricing policies of its competitors and suppliers, and the ability of the Company to establish co- marketing relationships and general economic trends.

One of the major competitive factors looming against the Company's success is the predominance of wooden pallet usage. First, wood pallets are less costly than plastic pallets. Shippers using one-way wooden pallets that are not required to use grade one pallets are primarily concerned with initial pallet cost. We cannot compete effectively with this market segment. We can, however, compete with shippers required to use grade one pallets. For this reason, the Company will focus its marketing efforts on closed loop distributors that benefit most from long pallet life. A closed loop is a shipping and warehousing environment where pallets are shipped from a central warehouse or distribution center to outlets and returned to the same central warehouse for re-use. Damaged pallets that are to be returned to the Company are stockpiled in the central warehouse and eventually picked up by the Company to be recycled. The closed loop distributor receives recycle credits on future orders for damaged pallets returned to the Company.

The second major factor we must overcome is the long-term relationships existing wood pallet manufacturers have developed with their customers. This will require the Company to focus on marketing the perception that the Company will be a long-term supplier of material management products and that it will be a reliable source for their customer s pallet requirements.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Special Note on Forward-Looking Statements

Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: international, national and local general economic and market conditions: demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Form 10-SB.

Certain of these factors are discussed in more detail elsewhere in this Form 10-SB. Given these uncertainties, readers of this Form 10-SB and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The following discussion of the results of operations and financial condition should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10- SB reflecting operations and financial condition both before and after the Company's acquisition of RPM Technologies, Inc.

Plan of Operation

As the plastic pallet market is still relatively undeveloped, the Company seeks to provide stronger, safer, and less costly products than its competition. The Company is focused on plastic pallet production and materials handling applications and is now attempting to sell its products to customers across several markets, including the food and beverage industry, retail and distribution centers, and the automotive industry.

Our primary goal is to increase plastic pallet sales. As such, we are seeking additional funds to expand operations, add staff, purchase additional molds and raw materials, and launch advertising and sales promotion programs. Increased sales are expected to result from the expansion of our pallet distributor network. Due to the nominal overhead involved in current operations, the Company expects to be able to operate at a break-even level even when minor revenues are realized from operations.

Due to the Company's limited financial resources, part of our acquisition strategy includes acquiring pallet manufacturers and pallet recycling companies in stock-for-stock exchanges. As a result of our goal to acquire other recycled plastic pallet operations, the Company believes that we will be able to increase sales and thereby obtain an established position in the industry, and consequently access greater financial resources. The Company will focus on acquiring these companies for a combination of stock, cash and debt. Another reason behind the Company's goal of establishing a trading market for its common stock is that a tradable, liquid security is a more attractive form of consideration to offer acquisition candidates.

The Company feels strongly that sales goals for our various pallet products would have been attained as early as mid-year 2000 if we had been able to market them more effectively. We were prevented from doing so largely due to lack of capital. Of the Company's products, the N4840 Nestable and the R4840 Rackable Plastic Pallets, along with the 44" x 56" Beverage Pallet, are believed by the Company to be uniquely competitive products, capable of being sold in substantial quantities to several markets.

In the event that only limited or no additional financing is received, the Company may not be able to withstand the intense competition it may face from larger and more adequately financed pallet businesses. Even if the Company succeeds in obtaining the level of funding it considers necessary, it cannot guarantee that these projected revenues and/or profits will materialize.

Research and Development

Since inception, the Company has focused its human and financial resources on the development of its proprietary pallet designs and processing system. The Company's research and development costs spent from inception through December 31, 2000, totaled $1,067,660. We are currently relying upon our contract manufacturer, Polytek, to recommend and implement future research and development relating to processing systems and additives that they have either tried or tested. Polytek is better equipped to evaluate new materials and processes in the manufacturing environment.

Although we understand the importance of keeping our product line current with new industry developments, we do not anticipate performing any substantial research and development activities during the next twelve months. Research and development, therefore, constitutes a minor aspect of the Company's future operations.

Results of Operations

From the date of incorporation until present, the Company has had limited revenues or operating income. As of the date of acquisition of RPM Technologies, the Company had no tangible assets. Additionally, prior to the acquisition of RPM Technologies, the Company's expenses were minimal and administrative in nature.

The results of operations discussed below reflect the combined operations of the Company and RPM Technologies. Included herein are audited financial statements of the Company for fiscal years ended December 31, 1998 and 1999, and for the three (3) months ended March 31, 2001. Also included are unaudited, reviewed financial statements for the nine (9) months ended September 30, 2000. The following should be read in conjunction with the actual financial statements and accompanying notes found herein.

To date, no significant revenues are derived from these products, and we registered net losses in the amounts of $895,457 in 1998, $328,542 in 1999, and $213,924 through March 31, 2000. From the date of inception, the Company's total aggregate net loss is $1,441,956.

For the years ended December 31, 1998 and 1999, the Company had no sales or revenue from operations, but incurred operating expenses of $895,797 for the year ended December 31, 1998, and operating expenses of $330,567 for the year ended December 31, 1999. Accordingly, we experienced substantial net operating losses. For the year ended December 31, 1998, this loss was $895,457, while for the year ended December 31, 1999, our net operating loss was $328,542.

Revenue from operations have been achieved during the nine months ended September 30, 2000, in the amount of $98,574. This revenue was generated on total operating expenses, again as of September 30, 2000, of $328,161, thus resulting in net loss from operations of $236,274. This compares to a net loss of $259,464 for the nine months ended September 30, 1999, which resulted from expenses of $259,464 and no revenues from operations. Total net loss for the Company's first nine months in fiscal 2000 was $235,205, compared to the comprehensive net loss for first nine months in fiscal 1999 of $258,425.

During the nine month period ended September 30, 2000, the Company incurred approximately $101,000 in research and development expenses, which were incurred during the first quarter, as compared to $60,000 incurred for similar expenses during the nine month period ended September 30, 1999. Additional expenses incurred through the nine months ended September 30, 2000, as compared to the nine months ended September 30, 1999, include legal and professional fees of approximately $90,000 as compared to $71,000 for the nine months ended September 30, 1999, and general office expenses of approximately $44,000 as compared to $15,000 for the nine months ended September 30, 1999. Depreciation expenses on property and equipment for the nine months ended September 30, 2000, was approximately $47,000, whereas no similar expense was realized for the comparable period of 1999. An expense incurred during the nine months ended September 30, 1999, but not during the similar period of 2000 was a $39,743 charge for accrued interest on notes payable which were converted to common stock on August 31, 1999.

All other operating expenses related to various normal general and administrative expenses of the Company. The Company anticipates experiencing relatively constant expenditure levels in future periods for other general operating expenses. Management continues to monitor its expenditure levels to achieve optimum financial results.

Liquidity and Capital Resources

For all periods through September 30, 2000, the Company has maintained liquidity through the issuance and sale of various securities, including convertible notes and common stock. At September 30, 2000 and 1999, the Company has working capital (which is current assets less current liabilities) of $268,900 and $224,287, respectively. Included in the working capital is, as of September 30, 2000 cash and cash equivalents of $233,958, as compared to $121,049 as of September 30, 1999.

For the first nine months of 2000, the Company had negative net cash flows from operating activities of $210,490, as compared to negative cash flows from operating activities for the fiscal year 1999 of $34,311, and negative net cash flows for the year ended December 31, 1998 were $23,113. For the first nine months of 2000, the Company had received $343,932 from financing activities, as compared to $598,469 for the year ended December 31, 1999, and $160,400 for the year ended December 31, 1998. The activities resulted in an increase in the Company's cash position as September 30, 2000 to $233,958, whereas cash on hand on December 31, 1999 was $101,616, and for December 31, 1998, the Company's cash position consisted of $65,287.

As of September 30, 2000, the Company had total assets of $844,576 and total stockholders' equity of $850,579. The only liability the Company had as of this date, an account payable, was $33,000. The Company has not yet experienced severe liquidity problems, even with the Company's lack of sales of its pallet products, due in large part to debt and equity financing.

Total assets as of December 31, 1999, were $702,849, with stockholders' equity of $702,849, indicating a lack of any liabilities. For the 12 months ending December 31, 1999 the Company had current assets of $114,116 and no current liabilities, which in part accounted for the Company's liquidity heading into 2000. The Company's capital resources consisted of $101,616 in cash and $599,829 in net property and equipment, which was comprised of $588,189 in molds, tools, and dies utilized to produce plastic pallets and $11,640 in computer equipment.

Total assets as of December 31, 1998, were $191,887, while liabilities as of this date were $219,144, which resulted in a stockholders' deficit of $27,257. On December 31, 1998, the Company had current assets of $65,287 and current liabilities of $219,144. As of December 31, 1998, the Company's capital resources consisted of $65,287 in cash, $72,000 in net property and equipment, which was comprised primarily of molds, tools, and dies, and $54,600 in deferred costs associated with raising capital. The Company's executive officers and directors were not paid salaries. Only expense reimbursements were made as approved by the Board of Directors, as the total operating expenses paid for general and administrative expenses was $24,903 for the period.

For income tax reporting purposes, the Company has a net operating loss carry-forward as of March 31, 2000, of $1,463,237, which can be used to reduce any taxable income in future years. If this carry-forward is not fully utilized, it will begin to expire in 2013. As of March 31, 2000, December 31, 1999 and 1998, the deferred tax asset related to the Company's net operating loss carry-forward is fully reserved.

Need for Future Financing

Historically, our working capital needs have been satisfied through obtaining debt and/or equity investment from private sources, including the Company's founders and initial officers and directors. Management anticipates that the available cash will be sufficient to support the current liquidity needs of the Company until July 2001. On or before July 2001, the Company hopes to primarily satisfy its working capital needs with revenues from operations.

Because the Company seeks to increase its marketing and sales growth prior to July 2001, management intends to seek a minimum of $750,000 in additional capital. Such capital will also facilitate increased production and distribution of pallet products. The Company will seek to borrow and/or raise these funds through either the public or private sale of its common stock. The Company has entered into preliminary negotiations with several financing companies, private lenders, and venture capital firms regarding the potential financing of at least $1,000,000. However, no assurances can be given that such financing will be available, or that it can be obtained on terms satisfactory to the Company, if at all. If the Company is unable to secure financing from the sale of its securities or from private lenders, management believes that the Company will be able to continue operating through 2001 on revenues from current operations.

While $750,000 is the minimal amount of funds sought to finance operations through June 30, 2001, management intends to seek a total of between $2-4 million, which includes the $750,000, to substantially expand the Company's presence in domestic and foreign pallet markets. A better understanding of the Company's future investment goals and strategies can be gleaned from the following anticipated use of proceeds based on successful financing of
$3,000,000. The notes to the types of expenditures are material to an understanding of the Company's intended use of proceeds.

    Amount        Type                                      Percentage
    ------        ----                                      ----------
    $585,400      Working Capital and Operating Expenses(1) 19.5%
    $561,600      2.5 million lbs. HDPE; Resin (raw material18.7%
    $510,000      Press Contract at $132 per hr. average    17.0%
    $294,500      Sales, Marketing, Advertising (SADA)(2)     9.8%
    $250,000      Commissions Paid for Financing(3)           8.3%
    $190,500      Management, Staffing, and New Hires(4)      6.4%
    $128,000      Other Hardware/Equipment Purchases(5)       4.3%
    $125,000      Accessory Molds                             4.2%
    $  78,500     Pre-owned Road Tractors -Two                2.6%
    $  68,500     Lid Mold for Stack Pallets                  2.3%
    $  60,000     Accounting, Legal, Finance and Offering Fe  2.0%
    $  52,500     Pre-owned 53' Road Trailers                 1.8%
    $  40,000     Travel-related Expenses for Sales, Financi  1.3%
    $  36,500     Pre-owned Granulator, 100 HP                1.2%
    $  19,000     Resin Storage Silo (60,000 lbs.)            0.6%
[GRAPHIC OMITTED]


    $3,000,000    TOTAL                                     100%

1. Includes amounts to be expended on salaries, office expenses and other general overhead costs. Salaries will include those paid to executive officers Zych, Foerg, Lade and Tokoly, amounts paid to the Board of Directors, and other personnel, along with the development of the Company's web site and e-commerce strategy.
2. Represents amounts to be spent on Chicago sales office, national trade journal advertising, sales brochures, conferences, promotions, and sales-related travel and expense for large corporate customers of its plastic pallet and related materials handling products.
3. Assumes the Company will engage a financing agent to help obtain funds, paying approximately 8.3% of the total proceeds raised, although no assurance can be given that this will ever occur.
4. The Company intends to expand its full-time staff with the receipt of the proceeds.
5. Includes forklift, pallet shredder, resin blinder, scales, laboratory setup, dump system, dump bins, air compressor, pallet assembly press, and miscellaneous office equipment.

It must be stressed, however, that the amounts set forth above are only estimates, and the Company is unable to predict precisely what amount will be raised, if any, and what amount will be used for any particular purpose. Nonetheless, this suggested use of proceeds indicates a focus on the effective sales and marketing of both rackable and nestable plastic pallets as well as an expansion of manpower and the continued development of technology for improved pallet products and services.

To the extent the proceeds received are inadequate, in any area of expenditures, supplemental amounts may be drawn from working capital, if any. Conversely, any amounts not required for proposed expenditures will be retained and used for working capital. Should the proceeds actually received, if any, be insufficient to accomplish the purposes set forth above, the Company may be required to seek other sources to finance the Company's operations, including individuals and commercial lenders.

Item 3.  Description of Property

The Company presently occupies approximately 1,500 square feet of office space at its primary business address and headquarters at 21061 West Braxton, Plainfield, Illinois. The office is fully supported, with all the necessary computers, office equipment, and furniture required to efficiently manage its current level of business of marketing and selling plastic pallet and materials handling products. This office space is being provided free of charge to the Company by Charles Foerg until such time as the Company consolidates its office and warehouse space. Charles Foerg is an officer and director of the Company.

The Company also occupies approximately 2,000 square feet of warehouse space located in Mokena, Illinois, approximately 45 miles south of Chicago, where it stores plastic pallets, certain raw materials, and its fork lift products. This space is being provided free of charge to the Company by James Tokoly, an officer and director of the Company. The Company hopes to consolidate its office/warehouse space by June 30, 2001, at which time it will begin to pay rent.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 31, 2001, the name, address, and the number of shares of the Company's common stock, par value $0.001, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 16,246,761 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group. As of January 31, 2001, each owner of 5% or more of the Company's common stock also serves as a director, and in some cases, also as an officer.


Title of Class   Name and Address of       Amount and Nature of      Percent
                   Beneficial Owner          Beneficial Owner       of Class

    Common           Charles Foerg               2,550,550            15.7%
                17W704 Butterfield Rd.
               Oakbrook Terrace, IL 60181

    Common            Randy Zych                 2,750,000            16.9%
                  4918 Imperial Drive
                   Richton Park, IL

    Common           James Tokoly                 905,000             5.6%
                      PO Box 1001
                 Orland Park, IL 60462

    Common        Charles E. Fritsch              244,150             1.50%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common           Kevin Cronin                 60,000              0.37%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common            David Lade                  50,000              0.31%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common      Executive Officers and          6,559,700            40.38%
                 Directors as a Group

Item 5.  Directors, Executive Officers, Promoters, and Control Persons

a) The officers and directors of the Company are as follows:

Name                    Age         Position
----                    ---         --------
Mr. Randy Zych          54          Chairman & CEO
Mr. Charles Foerg       66          Secretary/Treasurer and Director

Mr. David Lade, CPA     42          Chief Financial Officer and Director
Mr. James Tokoly        39          Vice President and Director
Mr. Charles E. Fritsch  62          Vice President and Director
Mr. Charles Krupka, Esq.41          Director
Mr. Kevin Cronin, Esq.  46          Director

Each director serves until the next annual meeting of the Company's stockholders or until a successor is elected. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The Company's officers serve at the pleasure of the board of directors until their services are terminated or a successor is appointed.

Mr. Randy Zych, 54, has been Chairman of the Board of Directors and CEO of the Company since its inception in 1997. Mr. Zych has spent most of the past twenty-five years working as an entrepreneur, developing and promoting various new businesses, including several manufacturing companies. Between 1990 and the Company's inception in 1997, Mr. Zych worked as an independent consultant. Mr. Zych attended the University of Illinois, Chicago, concentrating his studies in finance and business management.

Mr. Charles W. Foerg, 66, Secretary/Treasurer and a Director, has been employed by the Company since 1997. Immediately prior to his association with the Company, he was self- employed as a management consultant from 1991 to 1996. He has accumulated more than 25 years of experience in financing, building and managing several companies across many industries, with jobs and duties covering executive management, marketing, technology acquisition, quality control and manufacturing operations. Mr. Foerg s experience in advertising includes working as Account Supervisor and Vice President for Young & Rubicam Advertising and BBD&O Advertising. Mr. Foerg received a BS degree in Economics from Shurtleff College, Alton, Illinois and completed graduate studies in Business Administration at the University of Detroit. Mr. Foerg served in the U.S. Army in Europe and in Korea as a SFC, Artillery.

Mr. David A. Lade, 42, has been Chief Financial Officer and a Director of the Company since 1999. Mr. Lade also serves as the Company's controller. From 1995 until 1997, Mr. Lade was an independent financial consultant, and served as part-time controller for several closely held corporations. As a consultant, Mr. Lade contributed in all areas of accounting, budgeting, cash management, bank relations and acquisition analysis. From 1987 until 1995, Mr. Lade worked as Controller for AGA Gas Central, where he was responsible for financial reporting and analysis, strategic planning, customer service and branch administration. From 1983 until 1987, Mr. Lade was Experienced Audit Senior for Arthur Anderson & Co., where he served as a member of the commercial audit division. Mr. Lade became a Certified Public Accountant in 1984, and a Registered Securities Representative (Series 6 Exam) in 1992. Mr. Lade received his MBA from Wright State University in 1983, where he received the Outstanding MBA Award.

Mr. James Tokoly, 39, currently serves as Vice President of the Company on a part-time basis and has been a Director since 1998. If and when the Company's secures its desired financing, it anticipates employing Mr. Tokoly to direct and coordinate contract manufacturing activities and logistics and pallet distribution activity among customers. Since 1988, Mr. Tokoly has headed his own marketing firm as President and CEO. Mr. Tokoly is still active in the day to day business of his marketing firm, Golden Opportunities, Inc.

Mr. Charles E. Fritsch, 62, currently serves as Vice President of the Company on a part-time basis and has been a Director since 1999. Mr. Fritsch is responsible for acquisitions of new material handling products and companies. From 1983 until 1996, Mr. Fritsch was President and COO for Waffer International, Inc., the largest manufacturer of plastic products in Taiwan. Previously, Mr. Fritsch was CEO and President of ARC United Group of Companies, an import/export business, and in 1969 he founded International Marketing Service, Inc. which provided consulting services to foreign and domestic companies. Mr. Fritsch received his BS from the University of Wisconsin in 1963 and an MA from DePaul University in Chicago.

Mr. Charles Krupka, 41, has over fifteen years of sales and management experience, and has been a Director of the Company since April 2000. Mr. Krupka was a principal of Polycytek, Inc., a plastic pallet manufacturing concern unrelated to the Company's manufacturer Polytec, for three years. Polycytek was created in 1995 and molded 44" x 56" beverage pallets for Royal Ecoproducts, a wholly owned subsidiary of Royal Group Technologies, Inc. Mr. Krupka has his BS in Agricultural Economics from Michigan State University, and an MBA from the University of Michigan. Mr. Krupka is a member of the Society of Plastic Engineers and the Material Handling Institute of America.

Mr. Kevin Cronin, Esq., 46, has served as a Director and legal counsel for the Company since January 2000. For the previous three years, Mr. Cronin served as President and CEO of Alphadigm, Inc., a professional employer organization specializing in placement of high-level executive managers. Mr. Cronin has a BBA degree in Management from the University of Notre Dame and a JD from Northern Illinois University.

Item 6.  Executive Compensation

As of this date, no officer or director has received a salary, although expenses incurred by officers and directors have been reimbursed to officers and directors, as approved by the Board of Directors, on occasions warranted. The Company intends to pay Randy Zych, its chief executive officer and chairman of board of directors, $85,000 annually if and when the Company receives its desired financing of $750,000, which may never be received. Additionally, in the event the Company is successful in obtaining this financing, it expects to pay each of its other officers and directors compensation for the next twelve months not more than $85,000. If the Company does not receive the required financing, no salaries will be paid.

Board Compensation

Members of the Company's board of directors receive no compensation for attendance at board meetings. However, on December 31, 2000, the Company's directors adopted a resolution providing for reimbursement for all reasonable out-of-pocket expenses incurred by the directors in connection with their attendance at the board meetings.

Options/SAR Grants in Last Fiscal Year

No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation

There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities.

Item 7.  Certain Relationships and Related Transactions

All office and warehouse space currently used by the Company is being provided rent-free by its officers. Charles Foerg, our secretary/treasurer and a director, provides the office space for our headquarters in Plainfield, Illinois. James Tokoly, our vice-president and a director, provides our warehouse space in Mokena, Illinois.

Randy Zych serves as the Company's CEO and chairman of board of directors. He has spent most of the past twenty-five years working as an entrepreneur, developing and promoting various new businesses, including several manufacturing companies. Mr. Zych is no longer affiliated in any way with any business start-up for which he served acted as a consultant. Mr. Zych presently devotes his full time to the business activities of the Company.

Five of the Company's officers and shareholders loaned an aggregate of $75,000 to the Company in 1997 and 1998. The five lenders were Charles Foerg, Joseph Mikulic, Joseph Pigato, James Tokoly, and Randy Zych. All of these loans have been retired, none are outstanding, and these individuals have no claim against the Company as stemming from these loans.

Savoia Corporation

On January 4, 1999, the Company entered into an Asset Purchase Agreement by which it acquired rights to the designs, engineering, production and sales of the plastic pallets of Savoia Corporation, a Delaware corporation, in exchange for 4,086,956 shares of the Company's Common Stock. These shares were valued at $470,000, or $0.115 per share, which represented the actual research and development expenses incurred by Savoia in the development of the plastic pallet design. This value is believed to be market value for such assets. The agreement did not contain any covenants not to compete or disclose terms because the owners of Savoia, Randy Zych, Charles Foerg, Joseph Pigato and James Tokoly, are now intimately involved with the Company's affairs, and have no involvement whatsoever with the dormant operations of Savoia.

All of Savoia's liabilities were also acquired pursuant to the Asset Purchase Agreement. These liabilities consisted solely of promissory notes, which were converted to the Company's common stock in August 1999.

Item 8.  Description of Securities

Common Stock

Holders of the Company's common stock are entitled to cast one vote on all matters presented to shareholders for each share held of record. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company produces profit on its sales.

Holders of common stock do not have preemptive rights to subscribe to additional shares issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered thereby will be, upon issuance, fully paid and non-assessable.


                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

No established trading market exists for the Company's common stock, although the Company hopes to secure a listing of its common stock on the NASD's OTC Bulletin Board as soon as possible. No shares of common stock are subject to options or warrants.

The Company is authorized to issue 20,000,000 shares of common stock, par value of $.001. As of January 31, 2001, the Company has 16,246,761 shares of common stock issued and outstanding held by approximately 543 shareholders of record. Of the shares issued and outstanding, the Company believes 12,563,300 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended, and may eventually be resold pursuant to Rule 144. Such shares are restricted because they were not issued pursuant to an effective registration statement or pursuant to an exemption which allows for subsequent resale without registration or the availability of another resale exemption.

The Company filed this registration statement voluntarily with the intention of achieving reporting status with the SEC. Achieving full reporting status with the SEC is a necessary step in accomplishing the Company's goal of establishing a market for our equity securities sometime in the future.

Dividend Policy

The Company has not declared any cash dividends since inception and does not anticipate declaring any cash dividends in the near future. There are no restrictions that limit the Company's ability to pay dividends, other than those generally imposed by applicable state law. The future payment of dividends, if any, on the Common Stock is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors.

Transfer Agent

The transfer agent for the Company's common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Item 2.  Legal Proceedings

There are no legal proceedings filed, or to the Company's knowledge, threatened against the Company that the Company believes would have, individually or in the aggregate, a material adverse effect upon its financial condition or results of operations.

Item 3.  Changes in and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

In April 1996, the Company utilized an exemption from registration under Rule 504 of Regulation D under the Securities Act of 1933 as amended, in order to distribute 3,683,461 shares of common stock to 394 shareholders as a dividend distribution to the stockholders of Peark Corp.

In August 1998, the Company issued an aggregate of 1,450,000 shares of unregistered, restricted common stock to its founders at $0.001 per share for the initial organization and capitalization of the Company. These shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On January 4, 1999, the Company issued 4,086,956 shares of restricted common stock in exchange for the assets of Savoia Corporation, which constituted plastic pallet technology. The technology was valued at $470,000, or $0.115 per share. The development cost of the assets to January 4, 1999, equaled $470,000. The Company believes that it was exempt from registration under section 4(2) of the 1933 Securities Act. Savoia was owned by Randy Zych, Charles Foerg, Joseph Pigato and James Tokoly. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On January 4, 1999, the Company issued 3,460,000 shares of unregistered, restricted common stock to various individuals, officers, and directors for various engineering, marketing, consulting, and management services provided to the Company. These issuances were valued at $0.115 per share, or $397,900, which approximates the fair value of the services provided to the Company and/or the related plastic pallet technology. The 3,460,000 shares issued for services were done so in conjunction with the acquisition of Savoia's assets. The owners of Savoia received these shares as follows:

                   Name              Stock Issued         Value of Services

                   Randy Zych          1,550,000             $178,250.00
                   Charles Foerg       1,350,000             $155,250.00
                   James Tokoly          300,000             $ 34,500.00
                   Chuck Fritsch         100,000             $ 11,500.00
                   David Lade             50,000             $  5,750.00
                   Kevin Cronin           60,000             $  6,900.00
                   Tim Wilson             50,000             $  5,750.00
                                     -------------           -------------
                   Total               3,460,000             $397,900.00

These shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

In December 1998, the Company issued 700,000 restricted shares to two investors for a total of $350,000. The shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation, to friends of the Company's management, and pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

In August 1999, the Company obtained $973,000 from 24 individuals in exchange for convertible 10.0% promissory notes. This debt was later converted into 1,947,000 shares of the Company's restricted common stock, at $0.50 per share. The issuance of the notes was effected in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. The notes were sold without a general solicitation, to friends and family members of the Company's management, and pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

During the period from January 1, 2000 through July 24, 2000, the Company effected a private placement of 719,000 shares of its common stock at $0.50 per share to eleven (11) investors, in reliance upon exemptions from registration, including but not limited to, Rule 504 of Regulation

D and Section 3(b), for a total consideration of $359,500 in cash. These shares were sold without a general solicitation, to friends or family members of the Company's management, and pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale. These funds were utilized for working capital, marketing expenses, and financing costs.

Item 5. Indemnification of Directors and Officers

The Company's articles of incorporation and bylaws limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law 145, or other applicable provision. Generally, Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents from any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation and from judgments, expenses, fines, and settlements so long as such person was acting in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interest of the corporation, or had no reasonable cause to believe that such conduct was unlawful. Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by such law. We believe that these provisions are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and control persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or control person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or control person, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such issue.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so. The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

                                   PART F/S

Item 1. Financial Statements

Unless otherwise indicated, the term "Company" refers to RPM Technologies, Inc. The required audited financial statements as of and for the years ended March 31, 2000, December 31, 1999 and December 31, 1998 and the unaudited financial statements as of and for the nine and three months ended September 30, 2000 begin on Page F-1 of this document.


                             PART III - EXHIBITS

Item 1. Index to Exhibits

Exhibits required to be attached hereto are listed in the Index to Exhibits immediately following.

    RPM TECHNOLOGIES, INC.
(formerly Mann Enterprise, Inc.)
 (a development stage company)

     Financial Statements
              and
       Auditor's Report

      March 31, 2000 and
  December 31, 1999 and 1998




      S. W. HATFIELD, CPA
 certified public accountants

Use our past to assist your future sm

                            RPM TECHNOLOGIES, INC.
                       (formerly Mann Enterprise, Inc.)
                         (a development stage company)

                         INDEX TO FINANCIAL STATEMENTS


                                                                    Page

Report of Independent Certified Public Accountants                  F-3

Annual Financial Statements

  Balance Sheets as of March 31, 2000, December 31, 1999 and 1998   F-4

  Statements of Operations and  Comprehensive  Income for the three months ended
    March 31, 2000, for the years ended December 31, 1999 and 1998, and for the period from April 10, 1996 (date of
    inception) through March 31, 2000                               F-5

  Statement of Changes in Stockholders' Equity
    for the period from April 10, 1996 (date of
      inception) through March 31, 2000                             F-6

  Statements of Cash Flows for the three months  ended March 31,  2000,  for the years ended December 31, 1999 and 1998, and for the period from April 10, 1996 (date of inception)
    through March 31, 2000                                          F-7

  Notes to Financial Statements                                     F-9

Accountant's Review Report                                         F-13

Interim Financial Statements

  Balance Sheets as of June 30, 2000 and 1999                      F-14

  Statements of Operations and Comprehensive Income
    for the six and three months ended June 30, 2000 and 1999      F-15

  Statements of Cash Flows
    for the six months ended June 30, 2000 and 1999                F-16

  Notes to Financial Statements                                    F-17

Exhibit 27.1 - Financial Data Schedule                             F-21

S. W. HATFIELD, CPA
certified public accountants

Member: American Institute of Certified Public Accountants
          SEC Practice Section
          Information Technology Section
        Texas Society of Certified Public Accountants


                    REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
RPM Technologies, Inc.
  (formerly Mann Enterprise, Inc.)

We have audited the accompanying balance sheets of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a Delaware corporation and a development stage company) as of March 31, 2000, December 31, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a development stage company) as of March 31, 2000, December 31, 1999 and 1998, and the results of its operations and its cash flows for the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through March 31, 2000, in conformity with generally accepted accounting principles.




                                               S. W. HATFIELD, CPA
Dallas, Texas
May 23, 2000

                           Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                           F-3

S. W. HATFIELD, CPA
certified public accountants

Member: American Institute of Certified Public Accountants
          SEC Practice Section
          Information Technology Section
        Texas Society of Certified Public Accountants



                           Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                           F-4

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)
                                 BALANCE SHEETS
                        March 31, 2000, December 31, 1999 and 1998

                                     March 31,   December 31,   December 31,
                                       2000         1999            1998
                                     ------------------------------------------------
                                     ASSETS
Current Assets
  Cash and cash equivalents         $   281,544    $   101,616    $  65,287
  Prepaid expenses                       20,183         12,500          -
                                     -----------    -----------   ----------
   Total current assets                 301,727        114,116       65,287
                                     -----------    -----------   ----------

Property and equipment - at cost
  Molds, tools and dies                 589,289        588,189       72,000
  Computer equipment                     11,640         11,640           -
                                     -----------    -----------   ----------
                                        600,929        599,829       72,000
  Accumulated depreciation              (26,799)       (11,096)          -
                                     ----------     -----------   ----------
   Net property and equipment           574,130        588,733       72,000
                                     ----------     -----------   ----------

Other assets
  Deferred costs of raising capital          -              -        54,600
                                     ----------     -----------   ----------

TOTAL ASSETS                        $   875,857    $   702,849     $191,887
                                     ==========     ==========      =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to investors        $       -      $       -       $215,000
  Accrued interest payable                  -              -          4,144
  Accounts payable - trade               33,000            -            -
  Due to affiliate                       10,000            -            -
                                    -----------   ----------     ----------
   Total current liabilities             43,000            -        219,144
                                    -----------   ----------     ----------

Commitments and contingencies

Stockholders' Equity Common stock - $0.001 par value.
   20,000,000 shares authorized.
   15,723,461, 15,036,064, and 12,670,418
   shares issued and outstanding,
   respectively.                         15,723       15,036        12,670
  Additional paid-in capital          2,259,090    1,915,845       859,563
  Deficit accumulated during the
   development phase                 (1,441,956)  (1,228,032)     (899,490)
                                      ----------   ---------       --------
   Total stockholders' equity           832,857      702,849       (27,257)
                                      ----------   ----------      --------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY              $   875,857   $  702,849     $  191,887
                                     ==========   ==========        =======

The accompanying notes are an integral part of these financial statements.

                                                                           F-5

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                      Three months ended March 31, 2000 and
              Years ended  December  31, 1999 and 1998 and Period from
             April 10, 1996 (date of inception) through March 31, 2000

                                                                                          Period from
                                                                                         April 10, 1996
                                            Three months                             (date of inception)
                                               ended      Year ended      Year ended       through
                                             March 31,    December 31,    December 31,     March 31,
                                                2000          1999            1998           2000
                                      --------------------------------------------------------------
Revenues                                $        -      $      -      $        -     $          -
                                        -------------  -------------  -------------  --------------

Operating Expenses
  Research and development costs              100,924         99,986        866,750       1,067,660
  Payroll and related expenses                  9,697         30,236         13,852          53,785
  General and administrative expenses          87,957        149,506         11,051         252,547
  Interest expense                                 -          39,743          4,144          43,887
  Depreciation                                 15,702         11,096             -           26,798
                                             ---------       --------      ---------      ---------
   Total operating expenses                   214,280        330,567        895,797       1,444,677
                                               -------        -------        -------      ---------

Loss from operations                         (214,280)      (330,567)      (895,797)     (1,444,677)

Other income
  Interest income                                 356          2,025            340           2,721
                                            ----------      ---------     ----------      ----------

Loss before provision
  for income taxes                           (213,924)      (328,542)      (895,457)     (1,441,956)

Provision for income taxes                          -             -             -                -
                                         -------------  -------------  -------------    ------------

Net Loss                                     (213,924)      (328,542)      (895,457)     (1,441,956)

Other comprehensive income                          -             -             -                -
                                         -------------  -------------  -------------    ------------

Comprehensive Loss                          $(213,924)     $(328,542)     $(895,457)    $(1,441,956)
                                              =======        =======        =======       =========

Net loss per weighted-average
  share of common stock
  outstanding, calculated on
  Net Loss - basic and fully diluted           $(0.01)        $(0.02)        $(0.08)         $(0.17)
                                                 ====           ====           ====            ====

Weighted-average number
  of shares of common
  stock outstanding                        15,539,680      13,467,608     11,734,456      8,582,128
                                           ==========      ==========     ==========      =========

The accompanying notes are an integral part of these financial statements.

                                                                           F-6

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Period from April 10, 1996 (date of inception) through March 31, 2000

                                                         Additional
                                       Common Stock        paid-in      Accumulated
                                       ------------
                                     Shares     Amount     capital        deficit        Total
                           -----------------------------------------------------------------
Initial capitalization of
  Mann Enterprise, Inc.
  in April 1996                   3,683,461     $ 3,683    $     -       $     -       $  3,683

Initial capitalization of
  RPM Technologies, Inc.
  in August 1998                  1,450,000       1,450          -             -          1,450

Capital contributed to
  support corporate entity               -          -           350            -            350
Net loss for the period                  -          -           -          (4,033)       (4,033)
                                  ---------    --------   ----------     ---------     ---------

Balances at December 31, 1996     5,133,461       5,133         350        (4,033)        1,450

Net loss for the period                  -          -           -              -             -
                                  ---------    --------   ----------     ---------     ---------

Balances at December 31, 1997     5,133,461       5,133         350        (4,033)        1,450

Common stock issued for
  Acquisition of technology       4,086,957       4,087      465,913           -        470,000
  Professional, product
   development and
   organizational expenses        3,450,000       3,450      393,300           -        396,750
Net loss for the year                    -          -            -       (895,457)     (895,457)
                                  ---------    ---------   ----------    ---------     ---------

Balances at December 31, 1998     12,670,418     12,670      859,563     (899,490)      (27,257)

Common stock issued for
  conversion of debt and
  accrued interest                 2,365,646      2,366    1,180,457           -       1,182,823
   Less cost of raising capital          -          -       (124,175)          -        (124,175)
Net loss for the year                    -          -            -       (328,542)      (328,542)
                                  -----------  ---------   ----------    ---------     ----------

Balances at December 31, 1999     15,036,064      15,036    1,915,845   (1,228,032)       702,849

Capital to support corporate entity      -           -            234          -              234
Sale of common stock                 687,397         687      343,011          -          343,698
Net loss for the year                    -           -            -      (213,924)       (213,924)
                                  ----------   ---------   ----------    ---------       ---------

Balances at March 31, 2000        15,723,461   $  15,723   $2,259,090  $(1,441,956)     $  832,857
                                  ==========   =========   ==========  ============     ===========


The accompanying notes are an integral part of these financial statements.

                                                                            F-7

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                         (a development stage company)
                           STATEMENTS OF CASH FLOWS
                    Three months ended March 31, 2000 and
           Years ended  December  31, 1999 and 1998 and Period from
           April 10, 1996 (date of inception) through March 31, 2000

                                                                              Period from
                                                                             April 10, 1996
                                            Three months                  (date of inception)
                                               ended       Year ended      Year ended      through
                                              March 31,    December 31,    December 31,    March 31,
                                                2000          1999             1998          2000
                                        --------------------------------------------------------------
Cash Flows from Operating Activities
  Net loss for the period                    $(213,924)     $(328,542)      $(895,457)  $(1,441,956)
  Adjustments to reconcile net loss
   to net cash provided by operating
   activities
     Depreciation                               15,703         11,096             -          26,799
     Expenses paid with common stock                -         255,892        868,200      1,127,775
     (Increase) Decrease in
      Prepaid expenses                          (7,683)       (12,500)            -         (20,183)
     Increase (Decrease) in
      Accounts payable                          33,000             -              -          33,000
      Accrued interest                              -          39,743          4,144         43,887
                                              ---------      --------        ---------     ---------

Net cash used in operating activities         (172,904)       (34,311)       (23,113)      (230,678)
                                               -------        --------        -------      ---------

Cash Flows from Investing Activities
  Purchase of property and equipment            (1,100)      (527,829)       (72,000)      (600,929)
                                              ---------        -------        -------      ---------

Cash Flows from Financing Activities
  Funds advanced by affiliate -net              10,000             -              -          10,000
  Capital contributed to support
   the corporate entity                            234             -              -             584
  Proceeds from notes payable                       -         668,044        215,000        883,044
  Cash paid to raise capital                        -         (69,575)       (54,600)      (124,175)
  Proceeds from sales of
   common stock                                343,698             -              -         343,698
                                               -------       ----------      ---------    ----------

Net cash used in financing activities          353,932        598,469        160,400      1,113,151
                                               -------         -------       -------      ---------

Increase in Cash                               179,928         36,329         65,287        281,544

Cash at beginning of period                    101,616         65,287             -              -
                                               -------        --------       --------      --------

Cash at end of period                         $281,544       $101,616      $  65,287     $  281,544
                                               =======        =======       ========     ==========

                                     - Continued -

The accompanying notes are an integral part of these financial statements.

                                                                           F-8

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development  stage  company)  STATEMENTS OF CASH
                         FLOWS - CONTINUED Three months ended March 31, 2000 and
                      Years  ended  December  31,  1999 and 1998 and Period from
         April 10, 1996 (date of inception) through March 31, 2000


                                                                                          Period from
                                                                                         April 10, 1996
                                             Three months                             (date of inception)
                                                ended        Year ended      Year ended      through
                                                March 31,    December 31,    December 31,    March 31,
                                                 2000           1999            1998           2000
                                           --------------------------------------------------------------
Supplemental Disclosure of
  Interest and Income Taxes Paid
   Interest paid for the period            $          -      $          -    $         -      $      -
                                           =============     =============   ============     =========
   Income taxes paid for the period        $          -      $          -    $         -      $      -
                                           =============     =============   ============     =========

Supplemental Disclosure of
  Non-cash Investing and
  Financing Activities
   Common stock exchanged for
     notes payable and accrued
     interest                              $          -      $  1,182,823     $         -     $1,182,823
                                           =============     ============     ============    ==========




The accompanying notes are an integral part of these financial statements.

                                                                           F-9

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                             NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Mann Enterprise, Inc. was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp..

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Since inception, the Company has been principally involved in research and development of its products and the development of a market for its products. Accordingly, the Company has no substantial operations or substantial assets and is considered to be in the "development stage". During the second quarter of 2000, the Company began direct sales of its plastic pallet products and anticipates exiting the development stage.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents
   -------------------------

   The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Property and equipment

   Property  and  equipment  is  recorded  at  cost  and  is  depreciated  on  a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3  Organization costs

   The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4. Research and development expenses
   ---------------------------------

   Research and development expenses are charged to operations as incurred.

o  Advertising expenses

   Advertising and marketing expenses are charged to operations as incurred.

6. Income Taxes

   The Company utilizes the asset and liability method of accounting for income taxes. At March 31, 2000, December 31, 1999 and 1998, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization.

7. Earnings (loss) per share
   -------------------------

   Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of March 31, 2000, December 31, 1999 and 1998, the Company had no warrants and/or options outstanding.

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.


NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per individual financial institution. During the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, the Company had credit risk exposures in excess of the FDIC coverage as follows:
                                            Highest   Lowest  Number of days
                                           exposure  exposure  with exposure

      Year ended December 31, 1998           none      none        none
      Year ended December 31, 1999         $136,171   $9,597        166
      Three months ended March 31, 2000    $195,605  $103,607       78

The Company has experienced no losses from these exposures.


NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consist of the following components at March 31, 2000, December 31, 1999 and 1998, respectively:
                             March 31,  December 31,  December 31,  Estimated
                               2000         1999          1998      useful life
                           ----------------------------------------------------

  Molds, tools and dies      $589,289      $588,189      $72,000      10 years
  Computer equipment           11,640        11,640            -       3 years
                             --------      --------    ----------
                              600,929       599,829       72,000
  Accumulated depreciation    (26,799)      (11,096)           -
                              -------       -------     ----------

  Net property and equipment $574,130      $588,733    $  72,000
                              =======       =======     =========

Depreciation expenses for the three months ended March 31, 2000 and December 31, 1999 and 1998, respectively was approximately $15,703, $11,096 and $-0-.

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE F - NOTES PAYABLE

During 1998 and 1999, the Company issued various $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998. The notes bore interest at 10.0% per annum, payable semi-annually. The notes were convertible into common stock of the Company at any time prior to the notes maturity at $0.50 per share. On August 31, 1999, the Company converted the notes, with the written affirmation of the noteholder(s), into an aggregate of 2,365,646 shares of restricted, unregistered common stock of the Company for 100.0% outstanding notes payable and all accrued, but unpaid, interest.


NOTE G - INCOME TAXES

The components of income tax (benefit) expense for the three months ended March 31, 2000 and each of the years ended December 31, 1999 and 1998, respectively, are as follows:

                                 March 31,       December 31,      December 31,
                                   2000             1999              1998
                           --------------------------------------------------
     Federal:
      Current                 $     -            $     -           $     -
      Deferred                      -                  -                 -
                               -------           --------          --------
                                    -                  -                 -
                               -------           --------          --------
     State:
      Current                       -                  -                 -
      Deferred                      -                  -                 -
                               -------           --------          --------
                                    -                  -                 -
                               -------           --------          --------

      Total                   $     -             $    -           $     -
                              ========            ========         ========

As of December 31, 1999, the Company has a net operating loss carryforward of approximately $84,000 to offset future taxable income. Subject to current Federal income tax regulations, this carryforward will begin to expire in 2018. The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.



                   (Remainder of this page left blank intentionally)

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE G - INCOME TAXES - Continued

The Company's income tax expense for the three months ended March 31, 2000 and each of the years ended December 31, 1999 and 1998, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                                March 31,    December 31,    December 31,
                                                                  2000          1999             1998
                                                               -------------------------------------------

Statutory rate applied to loss before income taxes             $(72,655)      $(111,704)      $(304,455)
Increase (decrease) in income taxes resulting from:
   State income taxes                                                -               -               -
   Deferral of organizational expenses
     for tax reporting purposes                                      -               -            2,193
   Deferral of start-up costs
     for tax reporting purposes                                  14,129          42,199           4,097
   Deferral of research and development
     costs for tax reporting purposes                            34,314          33,995         294,695
   Deferral of interest expense for tax reporting purposes           -           13,513           1,408
   Other, including reserve for deferred tax asset               24,212          21,997           2,062
                                                                --------        --------       ---------

     Income tax expense                                        $     -        $      -        $      -
                                                               ==========     ==========      ==========

Temporary differences, consisting primarily of statutory deferrals of expenses for pre-operations interest expense, research and development expenses and start-up costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of March 31, 2000, September 30, 1999 and 1998, respectively:

                                           March 31,    December 31,    December 31,
                                             2000           1999            1998
                                        --------------------------------------------------
     Deferred tax assets
      Net operating loss carryforwards   $  465,370    $  417,037       $  304,456
      Less valuation allowance             (465,370)     (417,037)        (304,456)
                                            --------     ---------      ----------

     Net Deferred Tax Asset              $       -     $       -        $       -
                                         ===========   ===========      ===========

As of March 31, 2000, December 31, 1999 and 1998, respectively, the valuation allowance increased by the approximate following amounts over the previously reported balance - March 31, 2000 - $48,000; December 31, 1999 - $113,000;
December 31, 1998 - $304,000.

NOTE H - COMMON STOCK TRANSACTIONS

On August 20, 1998, the Company issued 4,086,957 shares of unregistered, restricted common stock to an entity with common controlling ownership and management to acquire 100.0% of the rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals. These shares were valued at approximately $0.115 per share, or $470,000, which equaled the affiliated entity's cumulative development costs, or "founder's cost", to that date. These costs have been charged to operations as a component of research and development costs.

                                RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE H - COMMON STOCK TRANSACTIONS - Continued

On August 20, 1998, the Company issued 3,450,000 shares of unregistered, restricted common stock to various individuals, officers and directors for various engineering, marketing, consulting and management services provided to the Company or for the plastic pallet technology development through the transaction date. These issuances were valued at $0.115 per share, or $396,750, which approximates the "fair value" of securities issued in relation to the aforementioned transaction of equivalent date based on the "founder's cost" of the products acquired and the "fair value" of the services provided to the Company. These costs have been charged to operations as a component of research and development costs.

On August 31, 1999, the Company issued 2,365,646 shares of unregistered, restricted common stock in exchange for convertible 10.0% notes payable with an outstanding face value of approximately $1,138,936 and accrued, but unpaid, interest of approximately $43,887.

During the period from January 1, 2000 through March 31, 2000, the Company sold an aggregate 632,947 shares of unregistered, restricted common stock to existing shareholders and other individuals related to the existing shareholders pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate proceeds of approximately $343,698.


NOTE I - COMMITMENTS

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock to be issued at an unspecified future date. The acquisition agreement also requires a royalty payment of approximately $7.50 per unit sold.

As of March 31, 2000, the Company is still in the research and development phase on this product and no sales have been made. The 25,000 shares of unregistered, restricted common stock are anticipated to be issued during the second quarter of 2000.

S. W. HATFIELD, CPA
certified public accountants

Member:                                   American Institute of Certified Public
                                          Accountants
   SEC Practice Section
   Information Technology Section
   Texas Society of Certified Public Accountants

                              Accountant's Review Report
                              --------------------------

Board of Directors and Shareholders
RPM Technologies, Inc.
 (formerly Mann Enterprise, Inc.)

We have reviewed the accompanying balance sheets of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a Delaware corporation and a development stage company) as of September 30, 2000 and 1999 and the accompanying statement of operations and comprehensive income for the nine and three months ended September 30, 2000 and 1999 and the statement of cash flows for the nine months ended September 30, 2000 and 1999. These financial statements are prepared in accordance with the instructions for Form 10-QSB, as issued by the U. S. Securities and Exchange Commission, and are the sole responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression on an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with generally accepted accounting principles.

 /s/  S. W. HATFIELD, CPA

Dallas, Texas
October 31, 2000
                         Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                                RPM Technologies, Inc.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)
                                    Balance Sheets
                              September 30, 2000 and 1999

                                      (Unaudited)

                                                            September 30,  September 30,
                                                                 2000           1999
                                                             -----------    -----------

                                     ASSETS
                                     ------

Current Assets
   Cash and cash equivalents                                 $   233,958    $   121,049
   Due from affiliate                                               --           80,738
   Inventory                                                      57,424           --
   Prepaid expenses                                               10,518         22,500
                                                             -----------    -----------
     Total current assets                                        301,900        224,287
                                                             -----------    -----------

Property and equipment - at cost
   Molds, tools and dies                                         589,289        548,679
   Computer equipment                                             11,640           --
                                                             -----------    -----------
                                                                 600,929        548,679
   Accumulated depreciation                                      (58,253)          --
                                                             -----------    -----------
     Net property and equipment                                  542,676        548,679
                                                             -----------    -----------

TOTAL ASSETS                                                 $   844,576    $   772,966
                                                             ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
   Accounts payable - trade                                  $    33,000    $      --
                                                             -----------    -----------
     Total current liabilities                                    33,000           --
                                                             -----------    -----------

Commitments and contingencies

Stockholders' Equity
   Common stock - $0.001 par value
     20,000,000 shares authorized
     15,723,461 and 11,352,603 shares
     issued and outstanding, respectively                         15,723         11,353
   Additional paid-in capital                                  2,259,090      1,919,528
   Deficit accumulated during the development phase           (1,463,237)    (1,157,915)
                                                             -----------    -----------
     Total stockholders' equity                                  850,579        772,966
                                                             -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $   883,579    $   772,966
                                                             ===========    ===========


The financial information included herein has been prepared by management without audit by independent certified public accountants. See accountants' review report.

The accompanying notes are an integral part of these financial statements.

                               RPM Technologies, Inc.
                          (formerly Mann Enterprise, Inc.)
                            (a development stage company)

                  Statements of  Operations  and  Comprehensive  Income Nine and
               Three months ended September 30, 2000 and 1999

                                   (Unaudited)

                                          Nine months     Nine months    Three months    Three months
                                             ended           ended           ended           ended
                                         September 30,   September 30,   September 30,   September 30,
                                              2000            1999            2000            1999
                                         ------------    ------------    ------------    ------------

Revenues                                 $     98,574    $       --      $     13,374    $       --

Cost of goods sold                              6,687            --             6,687            --
                                         ------------    ------------    ------------    ------------

Gross profit                                   91,887            --             6,687            --
                                         ------------    ------------    ------------    ------------

Operating Expenses
   Research and development costs             100,924          59,286            --            49,726
   Sales and marketing expenses                 7,478            --             3,435            --
   Payroll and related expenses                27,603          20,606           8,796           6,812
   General and administrative expenses        144,999         139,859          18,096         128,395
   Interest expense                              --            39,743            --            13,850
   Depreciation                                47,157            --            15,719            --
                                         ------------    ------------    ------------    ------------
     Total operating expenses                 328,161         259,494          46,046         198,783
                                         ------------    ------------    ------------    ------------

Loss from operations                         (236,274)       (259,494)        (39,359)       (198,783)

Other income
   Interest income                              1,069           1,069             356             356
                                         ------------    ------------    ------------    ------------

Loss before provision
   for income taxes                          (235,205)       (258,425)        (39,003)       (198,427)

Provision for income taxes                       --              --              --              --
                                         ------------    ------------    ------------    ------------

Net Loss                                     (235,205)       (258,425)        (39,003)       (198,427)

Other comprehensive income                       --              --              --              --
                                         ------------    ------------    ------------    ------------

Comprehensive Loss                       $   (235,205)   $   (258,425)   $    (39,003)   $   (198,427)
                                         ============    ============    ============    ============

Net loss per weighted-average share
   of common stock outstanding,
   calculated on Net Loss -
   basic and fully diluted               $      (0.02)   $      (0.03)            nil    $      (0.02)
                                         ============    ============    ============    ============

Weighted-average number of shares
   of common stock outstanding             11,978,963       9,255,583      12,040,000       9,784,077
                                         ============    ============    ============    ============



The financial information included herein has been prepared by management without audit by independent certified public accountants. See accountants' review report.

The accompanying notes are an integral part of these financial statements.

                               RPM Technologies, Inc.
                          (formerly Mann Enterprise, Inc.)
                            (a development stage company)

                              Statements of Cash Flows
                    Nine months ended September 30, 2000 and 1999

                                                                       (Unaudited)

                                                             Nine months     Nine months
                                                                ended           ended
                                                            September 30,   September 30,
                                                                2000            1999
                                                            -------------   -------------
Cash Flows from Operating Activities
   Net loss for the period                                    $(235,205)      $(258,425)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Depreciation                                              47,157            --
       Expenses paid with common stock                             --           175,154
       (Increase) Decrease in
         Inventory                                              (57,424)           --
         Prepaid expenses                                         1,982         (22,500)
       Increase (Decrease) in
         Accounts payable                                        33,000            --
         Accrued interest                                          --            39,743
                                                              ---------       ---------
Net cash used in operating activities                          (210,490)        (66,028)
                                                              ---------       ---------

Cash Flows from Investing Activities
   Purchase of property and equipment                            (1,100)       (476,679)
                                                              ---------       ---------

Cash Flows from Financing Activities
   Funds advanced by affiliate -net                                --              --
   Capital contributed to support the corporate entity              234            --
   Proceeds from notes payable                                     --           668,044
   Cash paid to raise capital                                      --           (69,575)
   Proceeds from sales of common stock                          343,698            --
                                                              ---------       ---------
Net cash used in financing activities                           343,932         598,469
                                                              ---------       ---------

Increase in Cash                                                132,342          55,762

Cash at beginning of period                                     101,616          65,287
                                                              ---------       ---------

Cash at end of period                                         $ 233,958       $ 121,049
                                                              =========       =========

Supplemental Disclosure of Interest and Income Taxes Paid
     Interest paid for the period                             $    --         $    --
                                                              =========       =========
     Income taxes paid for the period                         $    --         $    --
                                                              =========       =========


The financial information included herein has been prepared by management without audit by independent certified public accountants. See accountants' review report.

The accompanying notes are an integral part of these financial statements.

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                        Notes to Financial Statements

Note A - Organization and Description of Business

Mann Enterprise, Inc. was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp.

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Since inception, the Company has been principally involved in research and development of its products and the development of a market for its products. Accordingly, the Company has no substantial operations or substantial assets and is considered to be in the "development stage". During the second quarter of 2000, the Company began direct sales of its plastic pallet products and anticipates exiting the development stage.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                  Notes to Financial Statements - Continued

Note A - Organization and Description of Business - Continued

During interim periods, the Company follows the accounting policies set forth in its Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 on Form 10-SB filed with the U. S. Securities and Exchange Commission. The information presented herein may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 on Form 10-KSB when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Inventory

Inventory consists of pallets for resale which are manufactured by third parties for the Company. Inventory is valued at the lower of cost or market using the first-in, first-out method.

3.   Property and equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                  Notes to Financial Statements - Continued

Note B - Summary of Significant Accounting Policies - Continued

4.   Organization costs

The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

5.   Research and development expenses

Research and development expenses are charged to operations as incurred.

6.   Advertising expenses

Advertising and marketing expenses are charged to operations as incurred.

7.   Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. At September 30, 2000 and 1999, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization.

8.   Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 2000 and 1999, respectively, the Company had no warrants and/or options outstanding.

Note C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                  Notes to Financial Statements - Continued

Note D - Concentrations of Credit Risk

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC regulations, the Company and its subsidiaries are entitled to aggregate coverage of $100,000 per account type per separate legal entity per financial institution. During the nine months ended September 30, 2000 and 1999, respectively, the various operating companies had deposits in a financial institution with credit risk exposures in excess of statutory FDIC coverage. The Company has incurred no losses during 2000 and 1999 as a result of any of these unsecured situations.

Note E - Property and Equipment

Property and equipment consist of the following components at September 30, 2000 and 1999, respectively:

                                     September 30,   September 30,   Estimated
                                         2000            1999       useful life
                                     -------------    ------------  -----------

   Molds, tools and dies                $589,289        $548,679      10 years
   Computer equipment                     11,640               -       3 years
                                        --------        --------
                                        600,929          548,679
   Accumulated depreciation             (58,253)               -
                                        -------         --------

   Net property and equipment           $542,676        $548,679
                                        ========        ========

Depreciation expenses for the nine months ended September 30, 2000 and 1999, respectively, were approximately $47,157 and $-0-.

Note F - Notes Payable

During 1998 and 1999, the Company issued various $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998. The notes bore interest at 10.0% per annum, payable semi-annually. The notes were convertible into common stock of the Company at any time prior to the notes maturity at $0.50 per share. On August 31, 1999, the Company converted the notes, with the written affirmation of the noteholder(s), into an aggregate of 2,365,646 shares of restricted, unregistered common stock of the Company for 100.0% outstanding notes payable and all accrued, but unpaid, interest.

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                  Notes to Financial Statements - Continued
Note G - Income Taxes

The components of income tax (benefit) expense for the nine months ended September 30, 2000 and 1999, respectively, are as follows:

                              September 30, 2000      September 30, 1999
Federal:
      Current                 $           -           $           -
      Deferred                            -                       -
                              ------------------      -------------------
                                          -                       -
State:
      Current                             -                       -
      Deferred                            -                       -
                              ------------------      -------------------
      Total                   $           -           $           -
                              ==================      ===================

As of December 31, 1999, the Company has a net operating loss carryforward of approximately $84,000 to offset future taxable income. Subject to current Federal income tax regulations, this carryforward will begin to expire in 2018. The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense for the nine months ended September 30, 2000 and 1999, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                               September 30,   September 30,
                                                                     2000            1999
                                                               -------------   -------------

Statutory rate applied to loss before income taxes             $     (79,970)  $     (87,865)
Increase (decrease) in income taxes resulting from:
     State income taxes                                                    -               -
     Deferral of start-up costs
       for tax reporting purposes                                     14,129          31,649
     Deferral of research and development
       costs for tax reporting purposes                               34,314          20,157
     Deferral of interest expense for tax reporting purposes               -          13,513
     Other, including reserve for deferred tax asset                  31,527          22,546
                                                               -------------   -------------

       Income tax expense                                      $           -   $           -
                                                               =============   =============

                            RPM Technologies, Inc.
                       (formerly Mann Enterprise, Inc.)
                        (a development stage company)

                  Notes to Financial Statements - Continued

Note G - Income Taxes - Continued

Temporary differences, consisting primarily of statutory deferrals of expenses for pre-operations interest expense, research and development expenses and start-up costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of September 30, 2000 and 1999, respectively:

                                                 September 30,   September 30,
                                                       2000            1999
                                                 -------------   -------------
       Deferred tax assets

         Net operating loss carryforwards        $     465,370   $     417,037
         Less valuation allowance                     (465,370)       (417,037)
                                                 -------------   -------------

       Net Deferred Tax Asset                    $           -   $           -
                                                 =============   =============


Note H - Common Stock Transactions

During the period from January 1, 2000 through March 31, 2000, the Company sold an aggregate 632,947 shares of unregistered, restricted common stock to existing shareholders and other individuals related to the existing shareholders pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate proceeds of approximately $343,698.

Note I - Commitments

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock to be issued at an unspecified future date. The acquisition agreement also requires a royalty payment of approximately $7.50 per unit sold.

As of June 30, 2000, the Company is still in the research and development phase on this product and no sales have been made. The 25,000 shares of unregistered, restricted common stock are anticipated to be issued during the second quarter of 2000.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Date: February 21, 2001


                  /s/ Randy Zych

                  RPM Technologies, Inc.
                  By: Randy Zych, President

                              INDEX TO EXHIBITS


EXHIBIT         PAGE
NO.             NO.             DESCRIPTION

2(1)            *               Certificate and Agreement of Merger by and among
                                RPM Technologies Inc., Colorado and Mann
                                Enterprises Inc. dated March 17, 2000

2(2)            *               Asset Purchase Agreement by and between the
                                Company and Savoia Corporation dated January 4,
                                1999

3(i)            29              Articles of Incorporation of the Company, as
                                amended.

3(ii)           *               By-Laws of the Company, as amended.

4(i)(1)         31              Form of Stock Certificate of Common Stock.

4(i)(2)         32              Master Private Stock Purchase Agreement to
                                Limited Number of Investors.

4(i)(3)         *               Master Qualified Purchaser Questionnaire for
                                Private Stock Purchase.

4(i)(4)         *               Master Representation of Investor Suitability
                                for Private Stock Purchase.

10(i)(B)(1)     48              Contract with Polytek Manufacturing, Inc.

10(i)(B)(2)     *               Master independent contractor agreements
                                executed by sales agents and distributors
                                (Including non-compete agreements and non-disclosure agreement)

99(7)           49              Expires forklist patent certificate #4239446


* Exhibits filed previously with Form 10-SB.

                                                                EXHIBIT NO. 3(i)
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/10/1996
960103598 - 2611798


                         CERTIFICATE OF INCORPORATION
                                OF
                         Mann Enterprise Inc.

FIRST: The name of this corporation is Mann Enterprise Inc.

SECOND: Its registered office in the State of Delaware is to be located at Three Christina Centre, 201 N. Walnut Street, Wilmington DE 19801, County of New Castle. The registered agent in charge thereof is The Company Corporation, address "same as above".

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world. via:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is divided into 20.000,000 shares of stock at .0010 par value.

FIFTH: The name and mailing address of the incorporator is as follows:

Regina Cephas, Three Christina Centre, 201 N. Walnut St. Wilmington DE 19801

SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose in any manner, of the whole properly of this corporation.

The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholder; and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law of the By-Laws, or by resolution of the stockholders.

The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

SEVENTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary, damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; 3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate and do certify that the facts herein are true; and I have accordingly hereunto set my hand.

DATED: APRIL 10, 1996

                                                           EXHIBIT NO. 4(i)(1)

                            RPM TECHNOLOGIES, INC.
             INCORPORATED UNDER THE LAWS OF THE STATE OF COLORADO
             100,000,000 AUTHORIZED SHARES $0.001 PAR VALUE

NUMBER
0326

                                                            CUSIP 749692 10 9

This Certifies that         SPECIMEN

is The Owner of
     FULLY PAID AND NON-ASSESSABLE SHARES OF $0.001 PAR VALUE COMMON STOCK OF

                            RPM TECHNOLOGIES, INC.
transferable only on the books of the Company in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, the said Company has caused this Certificate to be executed by the facsimile signatures of its duly authorized officers and to be sealed with the facsimile seal of the Company.

Dated:

/s/ Charles W. Foerg                          /s/ Randy Zych
--------------------------                    ------------------------
        PRESIDENT                               CHAIRMAN OF THE BOARD

                                                            EXHIBIT NO. 4(i)(2)


                           STOCK PURCHASE AGREEMENT

                  FOR THE SALE OF COMMON STOCK BY THE ISSUER
                  TO A LIMITED NUMBER OF INVESTORSTHE ISSUER

                  RPM TECHNOLOGIES, INC. INVESTORSTHE ISSUER

                  COMMON STOCK

                  ***RESTRICTED***

THIS COMMON STOCK PURCHASE AGREEMENT is made as of January 4, 2000, by and between RPM TECHNOLOGIES, INC., a Colorado corporation (the "Company"), and the persons listed on Exhibit 1 who are signatories to this Agreement (the "Investors").

The Parties Hereby Agree as Follows:

1.  PURCHASE AND SALE

     1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, each of the Investors agrees to purchase at the Closing, and the Company agrees to sell and issue to each of the investors at the Closing, severally and not jointly, against cash payment, the number of shares of Common Stock (the "Shares") of the Company set forth opposite each Investor's name in Exhibit 1 to this Agreement at a purchase price of $0.50 per share.

     1.2 Closing. The intial purchase and sale of the Shares being purchased by the investors shall take place at the office of Company,

            RPM TECHNOLOGIES, INC.
            TWO MID AMERICA PLAZA
            8TH FLOOR
            OAKBROOK TERRACE, IL 60181

at 11:00 o'clock a.m. on January 11, 2000, or at such other time and place as the Company and the Investors mutually agree upon (which time and place are designated the "Closing").

At the Closing, the Company shall deliver to each of the Investors a certificate representing the number of Shares which each such Investor is purchasing against delivery to the Company by each such Investor of cash or a certified bank cashier's or other check reasonably acceptable to the Company, or by cancellation of indebtedness in the amounts set forth in Exhibit 1, for the total amount of US$0.50 per Share for Shares.

     1.3 Use of Proceeds. The Company agrees to use the proceeds from the sale of the Shares for the repayment of outstanding obligations, for financing and recapitalization fees, and for working capital purposes necessary to market and sell the Company's plastic pallet products.

2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on Exhibit 2, the Company hereby represents and warrants to the Investors that:

     2.1 Incorporation. The Company is a corporation duly organized and validly existing, is in good standing under the laws of the state of Colorado, has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted, and the Company is qualified as a foreign corporation in each jurisdiction where the failure so to qualify would have a material adverse effect on its business or operations. True and accurate copies of the Company's Certificate of Incorporation, all amendments thereto, and Bylaws as presently in effect are attached hereto as
Exhibit 3.

     2.2 Capitalization. The authorized capital of the Company consists of twenty million (20,000,000) shares of Common Stock, of which at Closing not more than eleven million shares (11,000,000) will be issued and outstanding.

     2.3 Subsidiaries. The Company does not presently control, directly or indirectly, any other corporation, association or business entity.

     2.4 Authorization. All corporate action on the part of the Company, its officers and directors necessary for the authorization, execution, delivery and performance of all obligations of the Company under this Agreement and for the authorization, issuance and delivery of the Shares being sold hereunder has been or shall be taken prior to the Closing, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of the Company. Issuance of the Shares is not subject to preemptive rights or other preferential rights of any present or future stockholders in the Company.

     2.5 Validity of Securities. The Shares to be purchased and sold pursuant to this Agreement, when issued, sold and delivered in accordance with its terms for the consideration expressed herein, shall be duly and validly issued.

   2.6 Governmental Consents. All consents, approvals, orders, authorizations or registration, qualification, designation and declaration or filing with and federal or state governmental authority on the part of the Company required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to, and be effective as of, the Closing or will be timely filed thereafter.

2.7   Compliance With  Other Instruments.   The  Company  is  not  in violation
of any
provisions of its respective Certificate of Incorporation, its Bylaws, any material mortgage, indenture, lease, agreement or other instrument to which it is a party, or of any provision of any federal or state judgment, writ, decree, order, statute, rule or governmental regulation applicable to the Company . The execution, delivery and performance of this Agreement will not result in any such violation or be in conflict with or constitute a default under any such provision.

     2.8 Litigation. There are no actions, proceedings or investigations ending, or to the knowledge of the Company threatened, which question the validity of this Agreement or which might result, either individually or in the aggregate, in any material adverse change in the assets, conditions, affairs or prospects of the Company, nor, to the knowledge of the Company, has there occurred any event or does there exist any condition which might properly be the basis therefor.

     2.9 Patents. The Company owns or has a valid right to use the patents, patent rights, licenses, trade secrets, trademarks, trademark rights, trade names or trade name rights or franchises, copyrights, inventions, and intellectual property rights being used to conduct their businesses as now operated and as now proposed to be operated; and the conduct of business as now operated and as now proposed to be operated does not and will not conflict with valid patents, patent rights, licenses, trade secrets, trademarks, trademark rights, trade names or trade name rights or franchises, copyrights, inventions, and intellectual property rights of others. The Company has no obligation to compensate any person or entity for the use of any such patents or rights and have granted to no person or entity any license or other rights to use in any manner any of the patents or rights of the Company, whether requiring the payment of royalties or not.

     2.10 Financial Statements. The Company has provided true and complete copies of the following financial statements for the Company on a consolidated basis, as set forth in Exhibit 4:

(a) Certified Statements of financial condition as of December 31, 1998, and the related statements of operations and statements of changes in financial position for the year then ended, all prepared by independent accountants, and Certified Statements of financial condition as of December 31, 1999, and the related statements of operations and statements of changes in financial position for the year then ended, all prepared by independent accountants.

(b.) All such financial statements have been prepared in conformity with generally-accepted accounting principles applied on a basis consistent with prior periods (except for the omission of notes to the certified financial statements), fairly present the consolidated financial condition of the Company as of dates thereof, and the consolidated results of operations of the Company for the periods indicated, and, in the case of certified statements, subject to normal and recurring year-end adjustments.

(c.) Specifically, without limitation, such financial statements reflect, as of their respective dates, all material accrued liabilities and adequate reserves for all material unaccrued liabilities and for all reasonably anticipated material losses of the Company. The books of account of the Company fully and fairly reflect all of the transactions of such companies and are complete and accurate.

2.11 Tax Returns and Reports. All federal income tax and state franchise tax returns and tax reports required to be filed by the Company will be filed with the appropriate governmental agencies in all jurisdictions in which such returns or reports are required to be filed. All such returns and reports will constitute complete and accurate representations, in all material respects, of the tax liabilities of the Company. All federal income tax and state franchise and other taxes (including interest and penalties) due from the Company will be fully paid or adequately provided for on the books and financial statements of the Company. None of the proposed federal income tax returns of the Company have been audited by the Internal Revenue Service. The Company knows of no additional assessments or adjustments pending or threatened for any period, nor of any basis for any such assessment or adjustment. The Company and its affiliates have not entered into any agreements with federal and state taxing authorities extending the statute of limitations with respect to the assessment of federal and state taxes for any period.

2.12 Properties. The Company has good and marketable title to its respective real and personal properties and assets and valid leasehold interests in its respective leased properties as and to the extent carried on its books, including those reflected on the certified statements of financial condition as of September 30, 1999 referred to in paragraph 2.10 above, except properties and assets disposed of in the ordinary course of business since September 30, 1999 or referred to on Exhibit 2 attached hereto, and none of such properties or assets is subject to any mortgage, pledge, charge, lien, security interest, encumbrance of joint ownership interest, except (a) liens for taxes, assessments, or governmental charges or levies if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings, or (b) as shown on Exhibit 2 attached hereto.

The use of any property of the Company for the purpose for which it was acquired is not now, and, based upon the laws, regulations and ordinances in effect on the date of Closing, in the future will not be, curtailed to a material degree by any violations prior to the Closing by the Company or any of the subsidiaries of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to zoning, environmental protection, city planning, or similar matters). The Company enjoy peaceful and undisturbed possession under all leases under which they are operating, and all said lease are valid and subsisting and in full force and effect.


2.13 Agreements. Except as set forth in Exhibit 2, the Company has not breached, nor has any such entity received oral or written notice of any claim or threatened claim that the Company has breached, any of the terms or conditions of any agreement, contract, lease, commitment or understanding, whether oral or written, the breach or breaches of which singly or in the aggregate could materially or adversely affect the financial condition, operations, business or prospects of the Company considered as a whole.

2.14 Pension Benefit Plan. The Company does not have or make contributions to any pension, defined benefit or defined contribution plans which are subject to the Federal Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2.15 Registration Rights. Except as set forth in this Agreement, no person or entity has demand or other rights to cause the Company to file any registration statement under the Securities Act of 1933, as amended (the "Act") relating to any securities of the Company or any right to participate in any such registration statement.

2.16 Disclosure. To the best of the Company's knowledge and belief, neither this Agreement, the financial statements referred in Exhibit 4, nor any other agreement, document, certificate or written statement furnished to the Purchasers or their special counsel by or on behalf of the Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

Most of the Company's executive officers have only been employed by the Company for a short period of time. To the best knowledge of the Company's executive officers, but without having made any independent investigation, there is no fact within the special knowledge of any of the executive officers of the Company which has not been disclosed herein or in writing by them to the Investors and which materially adversely affects, or in the future in their opinion may, insofar as they can now foresee, materially adversely affect the business, properties, assets or condition, financial or other, of the Company .

Without limiting the foregoing, the Company has no knowledge or belief that there exists, or there is pending or planned, any patent, invention, device, application or principle or any statute, rule, law, regulation, standard or code which would materially adversely affect the condition, financial or other, or the operations of the Company .

3.  REPRESENTATIONS AND WARRANTIES OF THE INVESTORS.

Each of the Investors represents and warrants to the Company as follows:

3.1 Authorization. When executed and delivered by such Investor, this Agreement will constitute the valid and legally binding obligation of such Investor.

3.2 Accredited Investor. Such Investor (other than those identified in writing to counsel for the Company prior to the Closing) is an "accredited investor" as that term is defined in Rule 501 promulgated under the Act.

4.  SECURITIES ACT OF 1933.

4.1 Investment Representation.

(a) This Agreement is made with each of the Investors in reliance upon their respective representations to the Company, which by its acceptance hereof each of the Investors hereby confirms, that the Shares to be received will be acquired for investment for an indefinite period for its own account and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing this Agreement, each of the Investors further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person any of the Shares or any Common Stock acquired on conversion of the Shares (all of such securities are hereinafter collectively referred to as the "Securities").

(b) Each of the Investors understands that the Securities are not and may never be registered under the Act on the ground that the sale provided for in this Agreement and the issuance of securities is exempt pursuant to Section 4(2) of the Act and/or Rule 506 of Regulation D thereunder, and that the Company's reliance on such exemption is predicated on its representations set forth herein.

(c) Each of the Investors agrees that in no event will it make a disposition of any of the Securities, unless the Securities shall have been registered under the Act, unless and until (i) it shall have notified the Company with a statement of the circumstances surrounding the proposed disposition and (ii) it shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that (A) such disposition will not require registration of such securities under the Act, and (B) that appropriate action necessary for compliance with the Act has been taken. Notwithstanding the foregoing, each Investor may distribute any of the Securities to the owners of its equity.

(d) Each of the Investors represents that it is able to fend for itself in the transactions contemplated by this Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of its investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions which have been asked by the Investors answered by the Company.

(e) Each of the investors understands that if a registration statement covering the Securities under the Act is not in effect when it desires to sell any of the Securities, it may be required to hold such Securities for an indeterminate period. Each of the Investors also acknowledges that it understands that any sale of the Securities which might be made by it in reliance upon Rule 144 under the Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

4.2 Legends. All certificates for the Securities shall bear substantially the following legend:

"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED BY THE ISSUEE FOR INVESTMENT PURPOSES. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE TRANSFER AGENT (OR THE COMPANY IF THEN ACTING AS ITS TRANSFER AGENT) IS PRESENTED WITH EITHER A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE COMPANY OR A `NO-ACTION' OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER."

4.3 Rule 144. The Company covenants and agrees that: (i) at all times while it is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 it will use its best efforts to comply with the current public information requirements of Rule 144(c)(1) under the Act; and
(ii) it will furnish the Investors upon request with all information about the Company required for the preparation and filing of Form 144.

5.   CONDITIONS TO INVESTORS' OBLIGATIONS AT CLOSING

The obligations of the Investors under paragraphs 1.1 and 1.2 of this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

5.1 Representations and Warranties. The representations and warranties contained in Paragraph 2 hereof, subject to the disclosures contained in Exhibit 2, shall be true on and as of the Closing.

5.2 Performance. The Company shall have performed and complied with all agreements and conditions contained herein required to be performed or complied with by it on or before the Closing.

5.3 State Securities Laws. The Company intends to comply with all requirements under all the state of Colorado securities laws with respect to the offer and sale of the Shares and the Common Stock to be issued upon the conversion thereto.

5.4 Compliance Certificate. There shall have been delivered to each of the Investors a certificate, dated the Closing Date, signed by the Company's president, certifying that the conditions specified in paragraphs 5.1, 5.2, 5.3, 5.4, and 5.8 have been fulfilled.

5.5 Opinion of Counsel. There shall have been delivered to each of the Investors an opinion of counsel for the Investors, to the effect that

(i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado;

(ii) this Agreement has been duly authorized, executed, and delivered by the Company and constitutes a valid and enforceable obligation of the Company in accordance with its terms and, after investigation deemed reasonable by such counsel under the circumstances, such counsel has no knowledge of any breach by the Company of its representations, warranties and covenants under this Agreement (except as noted in Exhibit 2);

(iii) the Shares have been duly authorized, issued and delivered and are validly outstanding;

(iv) upon issuance and sale of the Shares, the Company shall have not more than an aggregate of 11 million shares of Common Stock;

(v) such issue and sale is exempt, and no approval or authorization of any other public body is necessary for the issuance and sale by the Company of the Shares, and based in part upon the representations of the Investors, the offer, sale, and delivery of the Shares under the circumstances contemplated by this Agreement constitutes an exempt transaction under the Act.

5.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions will be reasonably satisfactory in substance and form to the Investors and their counsel, and the Investors and their counsel will have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

6.    CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING.

The obligations of the Company under paragraphs 1.1 and 1.2 of this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

6.1 Warranties True on the Closing Date. The representations and warranties of each of the Investors contained in paragraphs 3 and 4 hereof shall be true on and as of the Closing with the same effect as though said representations and warranties had been made on and as of the Closing.

7.    COVENANTS

7.1 Financial Statements. The Company promptly shall deliver to each holder of Shares annual financial statements (See Exhibit 4).

8.    MISCELLANEOUS

8.1 Agreement is Entire Contract. Except as specifically referenced herein, this Agreement constitutes the entire contract between the parties hereto concerning the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

8.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Colorado, country of the United States of America.

8.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.4 Title and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience and are not to be considered in construing this Agreement.

8.5 Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, addressed to a party at its address hereinafter shown below its signature or at such other address as such party may designate by ten (10) days advance written notice to the other party.

                  TO THE INVESTORS:


                  TO THE COMPANY:
                  ----------------------
                  RPM TECHNOLOGIES, INC.
                  TWO MID AMERICA PLAZA
                  8TH FLOOR
                  OAKBROOK TERRACE, IL 60181
                  ATTN: CHARLES FOERG, PRESIDENT


8.6 Finder's Fee. Each party hereto represents that it is not, and will not be, obligated for any finder's fee or commission payable in cash in connection with this transaction. Each of the Investors hereby agrees to indemnity and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which any such Investor or any of its employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Investors from any liability for any commission and compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7 Legal Fees and Expenses. The Company agrees upon the Closing to pay its legal fees and expenses of counsel, incurred in connection with the negotiation and execution of this Agreement and related documents and with obtaining any governmental consents and taking such compliance actions, including, without limitation, securities law filing as are required in connection therewith.

8.8 Survival of Warranties. The warranties and representations of the Company contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder.

8.9 Amendment of Agreement. Except as expressly provided herein, any provision of this Agreement may be amended or waived on behalf of all Investors by a written instrument signed by the Company and by Investors holding at least a majority of the aggregate of the shares of Common Stock issuable and issued upon conversion of the Shares.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed as of the day and year first above written.

RPM TECHNOLOGIES, INC.                  INVESTORS

By:                                     By:


--------------------                    -------------------------
Mr. Charles Foerg                       Individually, for Investors
President

Date                                    Date

ATTEST:                                 ATTEST:


---------------------                   --------------------------

                                   Exhibit 1

        Investor                       Amount of Shares Purchased

        Glenn Billman                           560,000
        Nancy Brauer                              4,000
        Henry Kraus                             100,000
        Brad Christel                             2,000
        Betrix Evans or Jean Whitmarsh            2,000
        Georgia Garnsey                          10,000
        L.W. Know or Mary Knox                    5,000
        L.W. Knox or Mary Knox                    4,000
        Laurel Kraus or Sarah Kraus              10,000
        Kathy Smith                               2,000
        Daniel Whitmarsh                         20,000
            Total Shares Sold                   719,000

            Funds Raised                       $359,500

                                   Exhibit 2

     The Company has no exceptions to the representations and warranties set forth in Section 2 above.

                                   Exhibit 3

     At this space, the Company's Certificate of Incorporation, all amendments thereto, and Bylaws were set forth.

                                   Exhibit 4

At this space, financial statements for the Company on a consolidated basis were set forth.

                                                     EXHIBIT NO. 10(i)(B)(1)

                          POLYTEK Manufacturing, Inc.
                          306 Second Avenue North
                          Wheaton, MN 56292


Prepared for:   Randy Zich
                RPM Technologies, Inc.
                21061 W. Braxton
                Plainfield, IL 60544

Dated:          November 8, 2000

                   FIRM QUOTATION FOR CONTRACT MANUFACTURING

Polytek will manufacture RPM's Plastic Pallet No. R4048 at the letterhead facility for $8.00 per pallet, FOB Minnesota.

Polytek will supply the resin, as specified and approved by RPM, and manufacture said pallets under the terms and conditions of manufacturing practices as prescribed by RPM Technologies, Inc.

Polytek will ship said pallets in truckload quantities, FOB Minnesota, on an as-needed basis, as requested by RPM. Polytek will warehouse excess production until such time as RPM requests shipments.

This quotation is guaranteed for a period of twelve (12) months and renewable based upon prevailing resin prices thereafter.


/s/ James Perris
------------------------------
Signed by Polytek


/s/ Randy Zych
------------------------------
Signed (accepted) by RPM

                                                              EXHIBIT NO. 99(7)


PATENT NO. 4239446

                         THE UNITED STATES OF AMERICA

                   TO ALL TO WHOM THESE PRESENTS SHALL COME

                   WHEREAS, THERE HAS BEEN PRESENTED TO THE

                    Commissioner of Patents and Trademarks

A PETITION PRAYING FOR THE GRANT OF LETTERS PATENT FOR AN ALLEGED NEW
AND USEFUL INVENTION THE TITLE AND DESCRIPTION OF WHICH ARE CONTAINED IN THE SPECIFICATIONS OF WHICH A COPY IS HEREUNTO ANNEXED AND MADE A PART HEREOF, AND THE VARIOUS REQUIREMENTS OF LAW IN SUCH CASES MADE AND PROVIDED HAVE BEEN COMPLIED WITH, AND THE TITLE THERETO IS, FROM THE RECORDS OF THE PATENT AND TRADEMARK OFFICE IN THE CLAIMANT(S) INDICATED IN THE SAID COPY, AND WHEREAS, UPON DUE EXAMINATION MADE, THE SAID CLAIMANT(S) IS (ARE) ADJUDGED TO BE ENTITLED TO A PATENT UNDER THE LAW.

NOW, THEREFORE, THESE LETTERS PATENT ARE TO GRANT UNTO THE SAID
CLAIMANT(S) AND THE SUCCESSORS, HEIRS OR ASSIGNS OF THE SAID CLAIMANT(S) FOR THE TERM OF SEVENTEEN YEARS FROM THE DATE OF THIS GRANT, SUBJECT TO THE PAYMENT OF ISSUE FEES AS PROVIDED BY LAW, THE RIGHT TO EXCLUDE OTHERS FROM MAKING, USING OR SELLING THE SAID INVENTION THROUGHOUT THE UNITED STATES.

IN TESTIMONY WHEREOF I have hereunto set my hand and caused the seal of the Patent and Trademark Office to be affixed at the City of Washington this sixteenth day of December in the year of our Lord one thousand nine hundred and eighty, and of the Independence of the United States